07066432



Delivering Success On Demand

salesforce.com®
Success On Demand.™

Annual Report '07

My Fellow Stockholders,

From the beginning, our number one priority at salesforce.com has been clear: customer success. We believe that over the long term, customer success and stockholder value go hand in hand. Our vision is to be the global leader in on-demand application services for businesses of all sizes, and we made major progress towards realizing that vision in fiscal 2007. I'd like to share some highlights with you in the following pages.

Fiscal 2007: We added more than a quarter million subscribers in fiscal 2007, approximately *one thousand every business day.* It took us five years to get to our first 250,000 subscribers, and yet we added that many in this year alone.

That momentum was fueled by the same motivation that has guided us for the past eight years: a relentless focus on creating business success for customers of all sizes.

We added roughly 9,300 new customers to exit the year with a customer community that now includes approximately 29,800 customers throughout the globe, diverse in both size and industry.

And as fast as customers are joining our ranks, we're seeing even quicker growth in the size of our largest deployments. Our customers now include two 15,000-subscriber deployments and a precedent-setting relationship with Merrill Lynch, our largest customer, with 25,000 subscribers.

Eight years ago, skeptics called such massive multitenant on-demand deployments unthinkable. Today, we call them a strong start for an era of success on demand on a breathtaking scale.

Our hardware and software infrastructure set new benchmarks for security, reliability, availability, and transparency. We delivered nearly 14 billion transactions last year. And they are coming faster than ever, at a current average of approximately a quarter of a second. It's all there for the world to see every day on trust.salesforce.com.

The AppExchange: Just thirteen months ago, the AppExchange went live, and customers were installing their very first apps with just a click. Today, the AppExchange is a vibrant marketplace with 575 applications from 250 independent software vendors. Already, more than 20,000 applications from the AppExchange have been installed at more than 8,000 customers around the world. For our partners and customers, the AppExchange has gone from a standing start to a standing ovation.

Momentum in Innovation: Our technology has been doing anything but standing still. Innovation accelerated dramatically in 2007, with new products and updates like Unlimited Edition, Salesforce Mobile, Summer '06, Salesforce PRM, Salesforce for Google AdWords, Winter '07, and perhaps the most significant innovation for us and the industry, our new programming language, Apex Code. For the traditional software industry, which ekes out a new release every six years or so, this would be a remarkable list of accomplishments for a decade. But for us, it's business as usual in an exciting new industry that we are defining and leading.

Fiscal 2008: The new fiscal year is off to an excellent start, with a new Salesforce PRM 2.0, Salesforce Customer Portal, Salesforce Content, and Salesforce Platform Edition. For the first time, our customers can subscribe to our platform independent of our core CRM applications. Salesforce Platform Edition is a great development for both our customers and partners, and it heralds the arrival of salesforce.com as both a platform and an applications company.

Creating Value: For most of the past eight years, many people have thought of us as a killer applications company. But there's a bigger picture that has come into focus in 2007:

- Our Apex technology platform means that any application can be developed on demand
- Our enthusiastic, engaged community of success is using the IdeaExchange to show a global audience of developers exactly what to build on demand
- Our AppExchange marketplace and AppStore marketing, invoicing, and collecting services allow those applications to be sold and deployed on demand with a speed and efficiency that is unprecedented in enterprise software

Simply put, we believe that there is no better way to develop, market, sell, try, buy, and deploy business applications.

And that's the story that I believe will define salesforce.com: the success of our customers, partners and stockholders in the year to come.

Aloha,

Marc

Marc Benioff
Chairman and Chief Executive Officer



"Salesforce.com's AppExchange allows us to continuously add functionality, increasing our ROI. It's transforming our whole business."

David Bergstrom
Director of Business Development, Yamaha Corporation of America

Total Number of Subscribers and Customers
Fiscal 2003 to Fiscal 2007


700
600
500
400
300
200
100
0
30
25
20
15
10
5
0
'03
'04
'05
'06
'07
Customers
Subscribers
(in thousands)

Snapshot: Yamaha Corporation of America

Challenge: Yamaha's customer data was housed in multiple contact managers, division-specific databases, and an outdated customer service system

Yamaha needed to consolidate and automate processes to meet long-term financial goals

The company required integration with Oracle and homegrown systems

Yamaha wanted to avoid the risk and length of a PeopleSoft or SAP implementation

Solution: Yamaha deployed Salesforce nationwide across sales, marketing, credit, operations, artistic relations and most recently, service and support

With added functionality available through the AppExchange, Yamaha manages email campaigns, surveys, and even Google ad buys through Salesforce

The Apex Web Services API enables rapid, easy integration with back-end systems

Results: Yamaha is experiencing improved tracking and management of customer information and activities associated with sales calls

Integrated campaign management helps manage interactions around hundreds of trade shows

Better coordination of sales and marketing to large customers has increased commercial and institutional sales



"The Salesforce platform allows our IT team to do more with less."

Chad Rycenga
IT Director, Charter Communications

Snapshot: Charter Communications

Challenge: Charter Communications needed to ensure customer and sales information was consistent with its financial system in order to be Sarbanes-Oxley compliant

Customers' records were represented differently in each system; Charter needed to establish a common account number for each customer to be used across systems

With a complex plan to reconcile accounts, the company needed to validate procedures in a full test environment

Solution: To reconcile Salesforce with the billing system, Charter developed data-integration procedures to ensure consistency with any new customers and deals

The company developed procedures to update historical data in Salesforce

Charter implemented Salesforce Sandbox to create a complete copy of its production environment with one click

Results: Customer and sales information is now consistent and meets compliance requirements

Charter uses Salesforce Sandbox for all of its development, testing, and training

Charter can easily integrate Salesforce into its processes to meet all Sarbanes-Oxley compliance requirements going forward

Total Revenues and Deferred Revenue
Fiscal 2003 to Fiscal 2007


500
400
300
200
100
0
300
250
200
150
100
50
0
'03
'04
'05
'06
'07
Deferred Revenue
Revenue
[in millions of dollars]

"We accomplished more in 18 months to improve operations with Salesforce than we had in the prior five years."

Hernan Vera
Director of Marketing, Ryder System



Snapshot: Ryder System

Challenge: Ryder's pipeline information was trapped inside a standalone Microsoft Access database, while contract information did not exist in a centralized location

The company wanted broad CRM functionality that it could deploy globally across all functional areas

Ryder needed to implement incrementally, to garner quick wins while building support for broader initiatives

Solution: Ryder selected Salesforce CRM after evaluating other vendors including Siebel and SalesLogix

Ryder deployed Salesforce across 10 countries, first centralizing global pipeline management and then adding contracts

The implementation quickly spread to finance, pricing, legal, human resources, and engineering

Ryder has downloaded AppExchange applications including ClickTools, Strategic Account Management, and Services Manager and is building its own Opportunity Profile app

Results: Streamlined management of contract renewals supported a significant improvement over the prior year's results

Lead flow, opportunity response, and close rates have increased

Increased insight into customer history better positions reps during the sales cycle

Total Cash and Marketable Securities and Operating Cash Flow
Fiscal 2003 to Fiscal 2007



500
400
300
200
100
0
120
100
80
60
40
20
0
'03
'04
'05
'06
'07
Operating Cash Flow
Total Cash and Marketable Securities

Note '05 reflects IPO proceeds

“Salesforce.com has empowered us to achieve our mission... .The value to our organization is incalculable.”

Steve Rosenthal
President, Cross Cultural Solutions









Salesforce.com foundation®

1% Time 1% Equity 1% Product 1 with the Earth



Since its founding in July of 2000, the Salesforce.com Foundation, a public charity, has been focused on “doing well in business, while doing good in its community” by serving as the leader in integrating business and philanthropy. Its mission has always been to be a pioneer in implementing and evangelizing its 1/1/1/1 Model to improve the lives of people around the world. Using the unique 1/1/1/1 Model—donating 1% employee time, 1% equity, 1% product to nonprofit organizations, and being “one” with the earth—the Salesforce.com Foundation reaches out to the community and increases the effectiveness of nonprofit organizations so they can better achieve their goals. Already the Salesforce.com Foundation has donated Salesforce product to more than 2,000 nonprofits and given hundreds of grants totaling more than $8M. In addition, salesforce.com employees have given over 50,000 hours of their time to the global community, and the company continues to find new ways to be environmentally conscious. In February of 2007, the Salesforce.com Foundation introduced the Power of Us—a partner program that engages the salesforce.com partner ecosystem with the 1% model to exponentially increase the impact that the product donation program has on nonprofits globally. For more information on the Salesforce.com Foundation, please visit http://www.salesforcefoundation.org.

The Global Leader
in *on-demand*
Computing.

salesforce.com®
Success On Demand.™

2007 Form 10-K

Salesforce.com, inc. has included the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 and Exchange Act Rule 13a-14 in its Annual Report on Form 10-K for the fiscal year ended January 31, 2007. Salesforce.com, inc. also submitted to the New York Stock Exchange ("NYSE") a certification by its Chief Executive Officer that he was not award of any violation of the NYSE's corporate governance standards.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 31, 2007

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 001-32224

salesforce.com, inc.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**94-3320693** **(IRS Employer Identification No.)**

The Landmark @ One Market, Suite 300
San Francisco, California 94105
(Address of principal executive offices)

Telephone Number (415) 901-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $0.001 per share	New York Stock Exchange, Inc.

Securities registered pursuant to section 12(g) of the Act:

Not applicable

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Based on the closing price of the Registrant's common stock on the last business day of the Registrant's most recently completed second fiscal quarter, which was July 31, 2006, the aggregate market value of its shares (based on a closing price of $25.70 per share) held by non-affiliates was approximately $1.5 billion. Shares of the Registrant's common stock held by each executive officer and director and by each entity or person that owned 5 percent or more of the Registrant's outstanding common stock were excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 28, 2007, there were approximately 115.0 million shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its fiscal 2007 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the Registrant's fiscal year ended January 31, 2007, are incorporated by reference in Part III of this Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

[THIS PAGE INTENTIONALLY LEFT BLANK]

salesforce.com, inc.

INDEX

[THIS PAGE INTENTIONALLY LEFT BLANK]

FORWARD-LOOKING INFORMATION

This Annual Report, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"), contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements consist of, among other things, trend analyses, statements regarding future events, future financial performance, our business strategy and our plan to build our business, the expenses associated with our data center capacity, our anticipated growth, trends in our business, new application service features, our strategy of acquiring or making investments in complementary companies, services and technologies, the effect of foreign currency exchange rate and interest rate fluctuations on our financial results, the potential impact of current or any future litigation, the potential availability of additional tax assets in the future and related matters, the impact of the accounting pronouncement to expense stock options, the sufficiency of our capital resources, and our strategy to become a platform player for on-demand applications, all of which are based on current expectations, estimates, and forecasts, and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "projects," "intends," "plans," "believes," "estimates," variations of such words, and similar expressions are also intended to identify such forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are directed to risks and uncertainties identified below, under "Risk Factors" and elsewhere in this report, for factors that may cause actual results to be different than those expressed in these forward-looking statements. Except as required by law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

PART I

ITEM 1. BUSINESS

Overview

We were incorporated in Delaware in February 1999 and we introduced our service offering in February 2000. Our principal executive offices are located in San Francisco, California and our website address is *www.salesforce.com*. Our office address is The Landmark @ One Market, Suite 300, San Francisco, California 94105.

We are the leading provider, based on market share, of application services that allow organizations to easily share customer information on demand, according to a December 2006 report by International Data Corporation, or IDC. We provide a comprehensive customer relationship management, or CRM, service to businesses of all sizes and industries worldwide.

We designed and developed our hosted service to be a low-cost, easy-to-use application that is easy and quick to deploy, customizable and can be integrated with other software applications and can be used by businesses of all sizes and industries worldwide. We deliver our service through a standard Web browser. Customers who use our on-demand CRM service are able to avoid many of the expenses and complexities of traditional enterprise software implementations. As a result, our customers incur less risk and lower upfront costs. Our service helps customers more effectively manage and share their sales, support, marketing and partner information on-demand. We market our service to businesses on a subscription basis, primarily through our direct sales efforts and also indirectly through partners. As of January 31, 2007, our customer base had grown to approximately 29,800 worldwide, and we had approximately 646,000 paying subscriptions. We define paying subscriptions as unique user accounts, purchased by customers for use by their employees and other customer-authorized users, that have not been suspended for non-payment and for which we are recognizing subscription revenue.

We have also begun to encourage third parties, including customers and independent software vendors, to develop additional functionality and applications that run on our technology platform, but are sold separately from our CRM service.

Industry Background

The Enterprise Application Software Market

Over the last thirty years, there have been several shifts in the way vendors deliver enterprise software applications. In the 1970s and 1980s, vendors delivered application software through centralized mainframe based systems. This evolved in the 1990s to client/server computing.

Many businesses purchased, built and deployed a wide range of enterprise software applications in such areas as enterprise resource planning, or ERP, and CRM. Businesses had no choice but to install, configure, manage and maintain the hardware, software and network services needed to implement the software application in-house. As a result, enterprise software applications were historically available mostly to large businesses with the financial resources to make such investments.

While technology improvements brought increased processing power and application functionality intended to enable businesses to automate and improve their basic processes, businesses have been challenged to realize the benefits of these applications for a variety of reasons, including the following:

- *Difficulty of deployment.* The increasing number and complexity of applications, operating systems, networks and computer systems have made it difficult and time consuming for businesses to implement and use enterprise software applications.
- *High cost of ownership.* Enterprise software applications carry a high total cost of ownership. Customers must make significant investments, both initially and on an ongoing basis, in applications and IT infrastructure, including computer systems, networks, software licenses, service and support and maintenance. Additionally, customers typically must employ costly IT staff and consultants to deploy, integrate, customize, support, administer and upgrade these applications.

In an attempt to address these challenges, many enterprise software application vendors adapted their products to be accessible over the Internet. However, as these products were not originally designed to be delivered over the Internet as a service, they failed to address these challenges. In addition, because they are not easy to use, users were hesitant to adopt these complex, non-intuitive installed applications.

On-Demand Application Services

The pervasiveness of the Internet, along with the dramatic declines in the pricing of computing technology and network bandwidth, have enabled a new generation of enterprise computing in which substantial components of IT infrastructure can be provisioned and delivered dynamically over the Internet on an outsourced basis. This new computing paradigm is sometimes referred to as utility computing, while the outsourced software applications are referred to as on-demand application services.

On-demand application services enable businesses to subscribe to a wide variety of application services that are developed specifically for, and delivered over, the Internet on an as-needed basis with little or no implementation services required and without the need to install and manage third-party software in-house.

On-demand application services contrast with the traditional enterprise software model, which requires each customer to install, configure, manage and maintain the hardware, software and network services to implement the software application in-house. Moreover, traditional enterprise software vendors must maintain support for numerous legacy versions of their software and compatibility with a wide array of hardware devices and operating environments, and as a result dedicate fewer resources to innovation and incur higher research and development expenses as a percentage of revenue than on-demand application service providers.

On-demand application services also contrast with solutions offered by first-generation application service providers, commonly referred to as ASPs, which host third-party enterprise applications on behalf of their customers. Since these ASPs are deploying traditional third-party enterprise software applications with each customer typically running on a separate instance, or copy, of the software, ASPs remain challenged by the time and expense problems associated with purchasing, implementing, integrating, maintaining and supporting these applications. Additionally, because ASP hosting typically involves the installation of one dedicated server or set of servers to support a small number of customers, ASPs are challenged to cost-effectively scale to support a larger customer base.

We believe the shift to on-demand application services provides significant benefits. Businesses are able to realize many of the benefits offered by traditional enterprise software vendors, such as a comprehensive set of features and functionality and the ability to customize and integrate with other applications, while at the same time reducing the risks and lowering the total costs of owning enterprise software. As a result, we believe the emergence of on-demand application services will continue to bring about a fundamental transformation in the enterprise software industry as businesses will be able to replace their purchased software with subscriptions to a wide range of application services.

The Opportunity for On-Demand CRM Application Services

One category of enterprise software applications in which businesses have made significant investments is CRM. CRM software is intended to enable businesses to automate three key functional areas: sales, customer service and support, and marketing. The objective of CRM is to improve interactions with customers by providing a means for recording, managing, accessing and analyzing information regarding all aspects of a company's interactions with its customers.

The difficulties that companies have faced in deploying and maintaining enterprise software applications in general are particularly relevant to CRM. Despite the significant potential benefits that can be attained from CRM, many enterprises have failed to successfully deploy the CRM software they have purchased.

We believe that traditional CRM applications have generally suffered from the following challenges:

- *Low deployment rates and low user adoption.* Customers have been reluctant to deploy traditional CRM applications as well as add-on applications developed by third-party developers because of the complexity involved in implementing, customizing and integrating them and because end users have not been willing to invest the considerable time and effort required to learn to use these applications.
- *Lack of ubiquitous access.* Given the mobility and geographic diversity of most enterprise sales organizations, ubiquitous access to customer information and application functionality is critical to the effectiveness of CRM applications. As enterprise CRM software application functionality has not been available or has been difficult to access over the Internet and through laptops and PDAs, full realization of the benefits of sharing access to information and resources has been hindered.
- *Low return on investment.* The cost, time and effort required to implement an enterprise CRM application, combined with low user adoption, have made it difficult for companies to quickly, or ever, realize the benefits of their investment.
- *Inability to serve businesses of all sizes.* Many small and medium-sized businesses seeking the benefits of CRM have been unable to afford the costs associated with traditional enterprise software CRM applications.

We believe that the CRM market is one of the first markets to benefit from the on-demand application services delivery model. As a result of the high total cost of ownership, low deployment and usage rates, and poor return on investment of traditional CRM software, we believe that businesses are especially open to a new delivery model for CRM. The emergence of on-demand application services, combined with the deficiencies associated with traditional CRM software applications, have created an opportunity for a vendor that can provide on-demand CRM application services that have been specifically designed and built to be delivered over the Internet.

Our Solution

We are the leader in on-demand application services. The company's flagship Salesforce CRM applications help companies better track, manage, and share information regarding their sales, customer service and support, and marketing operations. Our on-demand platform, Apex, allows customers and partners to customize and integrate Salesforce CRM applications or build entirely new applications beyond CRM. We also offer the AppExchange, an online marketplace for on-demand applications, where customers can browse, test-drive and install from over 500 applications developed mostly by our partners.

As of January 31, 2007, our customer base had grown to approximately 29,800 worldwide, and we had approximately 646,000 paying subscriptions. We provide our service to organizations through our proprietary, scalable, and secure on-demand, multi-tenant application architecture, which allows us to serve large numbers of customers cost-effectively by leveraging a single application code base.

By subscribing to our service, our customers do not have to make large and risky upfront investments in software, additional hardware, extensive implementation services, and additional IT staff. As a result, our service enables businesses to more quickly achieve higher productivity from, and a lower total cost of ownership for, their on-demand application solutions.

Key advantages of our solution include:

- *Secure, scalable and reliable delivery platform.* The delivery platform for our service has been designed to provide our customers with high levels of reliability, performance, and security. We have built and continue to invest in a comprehensive security infrastructure, including firewalls, intrusion detection systems, and encryption for transmissions over the Internet, which we monitor and test on a regular basis. In addition, all of our customers' data is replicated in near real-time to help protect the data and ensure service continuity in the event of a major disaster. We built and maintain a multi-tenant application architecture that has been designed to enable our service to scale securely, reliably, and cost-effectively. Our multi-tenant application architecture maintains the integrity and separation of customer data while still permitting all customers to use the same application functionality simultaneously. Our architecture also enables customers to segment access privileges across their user bases.
- *Rapid deployment.* Our service can be deployed rapidly since our customers do not have to spend time installing or maintaining the servers, networking equipment, security products, or other infrastructure hardware and software necessary to ensure a scalable and reliable service. We believe the average time that a customer requires to deploy our service is significantly shorter than typical, traditional enterprise software deployments. We also offer consulting, training services, and online resources to assist customers in rapidly deploying and optimizing their use of our service.
- *Ease of integration.* Our platform is designed to enable IT professionals to integrate our service with existing applications quickly and seamlessly. Our Apex platform provides a set of application programming interfaces, or APIs, that enable customers and independent developers to integrate our service with existing third-party, custom, and legacy applications and write their own application services that integrate with our service. For example, many of our customers use the Apex API to move customer-related data from custom-developed and legacy applications into our service on a periodic basis to provide greater visibility into their activities.
- *Lower total cost of ownership.* We enable customers to achieve significant upfront savings relative to the traditional enterprise software model. Customers benefit from the predictability of their future costs since they pay for the service on a per subscriber basis for the term of the subscription contract. Our

CRM applications service enables customers to automate sales, customer service and support, and marketing processes without having to make large and risky upfront investments in software, hardware, implementation services, and additional IT staff. Also, all upgrades are included in our service, so customers are not burdened or disrupted by the need to upgrade systems. Because all upgrades are implemented by us on our servers, new features and functionality automatically become part of our service on the release date and therefore benefit all of our customers immediately.

- *High levels of user adoption.* We have designed our service to be easy to use and intuitive. Since our service contains many tools and features recognizable to users of popular websites such as those of Amazon.com, eBay, and Yahoo!, it has a more familiar interface than typical CRM enterprise applications. As a result, our users do not require substantial training on how to use and benefit from our service. We conduct extensive surveys of our users to gauge their experiences with our service so that we may determine potential areas of improvement. In addition, because of the nature of our service, we receive automatic feedback as to which features customers use or don't use, allowing us to improve our service based on this information.

Our Strategy

Our objective is to be the leading provider of on-demand application services for businesses worldwide. Key elements of our strategy include:

- *Continue to lead the industry transformation to on-demand application services.* We believe that the market transformation to on-demand application services is a growing trend in the technology industry. We enable customers of all sizes to benefit from the capabilities of enterprise software applications. We believe we have established a leadership position in this new industry both as a successful vendor of on-demand CRM application services and also as an enabler for third parties to create their own on-demand applications through our platform. We seek to extend our leadership position in this industry by continuing to innovate and bring new on-demand CRM application services and value-added technologies to market, as well as by providing the tools needed by third parties to develop their own on-demand applications on our platform.
- *Strengthen and extend our flagship CRM service offering.* We designed our service to easily accommodate new features and functions as well as the release of entirely new application services. We intend to continue to add CRM features and functionality to our core service that we will make available to customers at no additional charge. We offer advanced modules for an additional subscription fee to customers that require enhanced CRM capabilities. We recently announced the developer preview of Apex code, allowing customers to write their own code onto our servers, thus increasing the customization possibilities of their CRM solution. We also evaluate acquisition or investment opportunities in complementary companies, services and technologies in an effort to strengthen and extend our service offering. In addition to accommodating new CRM features, we believe that our technology infrastructure is able to support entirely different, non-CRM application capabilities.
- *Pursue new customers and new territories aggressively.* We believe that our on-demand CRM application service provides significant value for businesses of any size, from small businesses to the largest Fortune 500 corporations. As a result, we will continue to aggressively target businesses of all sizes, primarily through our direct sales force. We have steadily increased and plan to continue to increase the number of direct sales professionals we employ, and we intend to develop additional distribution channels for our service. We have created several editions of our service to address the distinct requirements of businesses of different sizes. We also believe that there is a substantial market opportunity for our service outside of North America. We plan to continue to aggressively market to customers outside of North America by recruiting local sales and support professionals, building partnerships that help us add customers in these regions and increasing the number of languages we support. As of January 31, 2007, we offer our service in 14 languages.

- *Deepen relationships with our existing customer base.* We believe there is significant opportunity to leverage our relationships with existing customers. We want to sell more subscriptions to existing customers by targeting additional functional areas and business units within the customer organization and pursuing enterprise-wide deployments, and we want to provide professional service offerings that are complementary to our service and enable us to sell subscriptions to larger customers who require assistance with complex integrations and customizations. In addition, by continuously enhancing the functionality of our service, we believe that customers will find more uses for our service and therefore purchase additional subscriptions, continue to renew their existing subscriptions, and upgrade to more fully featured versions such as our Unlimited Edition.
- *Encourage the development of third-party applications on our Apex platform.* Our Apex platform (previously called AppExchange platform or sforce) enables existing customers and third-party developers to develop and deliver on-demand applications they have built in our technology environment. It is a platform on which applications can be created, published, and run. In addition, these applications can be listed on the AppExchange, our online marketplace of on-demand applications. We believe the ecosystem of on-demand developers will address the business requirements of both current and potential subscribers. The Apex platform enhances the attractiveness of our service, particularly to enterprise customers, by enabling them to accelerate the integration of our service with their existing applications, increase the customization possibilities of their solution, and create new applications to address specific business issues. We continue to augment the tools and services we provide to developers and foster their development of new applications. We are also developing a complete package of commercial services and revenue-sharing programs for developers and partners to market, sell, invoice and deliver the applications they have built on the Apex platform and made available on the AppExchange.

The salesforce.com Service

We provide a comprehensive array of on-demand CRM services, which enable customers and subscribers to systematically record, store and act upon business data, and to help businesses manage customer accounts, track sales leads, evaluate marketing campaigns, and provide post-sales service. We also enable companies to generate reports and summaries of this data and share them with authorized individuals across functional areas. Most of the features of our service can be accessed through a variety of devices, including laptop computers and mobile devices. For example, we offer a mobile version of our service that is accessed by the leading wireless devices. Additionally, through Apex Builder (previously called AppExchange Builder or Customforce), our service is highly configurable in a short amount of time, enabling our customers to tailor its appearance, policy settings, language, workflow, reports, and other characteristics without the use of significant IT resources or consultants. Our services mainly focus on the following functional areas within CRM:

- ***Sales force automation***, which is marketed under our brand **Salesforce SFA**, enables salespeople to be more productive by automating manual and repetitive tasks and by providing them with better, more organized data about current and prospective customers. Salesforce SFA helps companies establish a system and process for recording, tracking, and sharing information about sales opportunities, sales leads, sales forecasts, the sales process, and closed business, as well as managing sales territories.
- ***Partner relationship management***, which is marketed under our brand **Salesforce PRM**, provides channel managers with complete visibility into their company's entire sales pipeline for direct and indirect channels. Salesforce PRM makes it easy for partners to access leads, collaborate on deals, and locate all the information they need in order to be successful.
- ***Marketing automation***, which is marketed under our brand **Salesforce Marketing**, enables companies to manage marketing campaigns from initiation through the development of leads that are passed to the sales team and enables them to determine the effectiveness of each campaign by quantifying the revenue generated as a result of specific marketing activities.

- ***Customer service and support automation***, which is marketed under our brand **Salesforce Service & Support** (previously called Supportforce), allows companies to interact better and more efficiently with their existing customers for a variety of service and support needs, such as requests for repairs, advice about products and services, complaints about faulty goods, and the need for additional goods and services. Using Salesforce Service & Support, customers can create a comprehensive, fully integrated virtual contact center to support a wide range of customer interactions that occur through voice, chat, email, and in-person interactions.

As of January 31, 2007, we offered six principal editions of our service for a fee: Team Edition, Professional Edition, Enterprise Edition, Unlimited Edition, Partner Edition, and OEM Edition. Unlimited Edition, Partner Edition and OEM Edition were introduced during fiscal 2007. We derived approximately 90 percent of our revenues in the fiscal years 2007, 2006, and 2005 from subscriptions to and support for our service.

- ***Team Edition.*** Team Edition, which is limited to ten subscribers, is targeted primarily at small businesses and workgroups that seek a basic sales force automation solution without the sophisticated features required by larger companies. Users can use Team Edition to share important customer data and manage their customer relations—from the start of the sales cycle to closing the deal to providing basic customer service. Team Edition offers access to accounts, contacts, opportunities, and reports. It does not include the more advanced customer service and support or marketing automation features such as: campaigns, forecasts, leads, solutions, online case capture, self-service portal, notes and attachments, Offline Edition, and mass email capabilities. Using the Apex platform, customers can further extend and customize Team Edition by adding additional custom tabs and/or a custom application.
- ***Professional Edition.*** Professional Edition is targeted primarily at medium-sized and large businesses that need a robust and complete CRM solution but do not need some of the more advanced administrative features and integration capabilities. Professional Edition offers companies a comprehensive CRM suite that business users can use to manage every aspect of the customer lifecycle. In addition to everything available in Team Edition, it provides users more advanced CRM functionality such as: campaigns, forecasts, lead management, contract management, solutions, online case capture, and a customer self-service portal. Professional Edition also comes with standard, easy-to-use customization, security and sharing, integration, and administration tools to facilitate any small to mid-sized deployment. Using the Apex platform, Professional Edition customers have more flexibility than Team Edition customers to further extend and customize their service by adding more custom applications, custom tabs, and/or custom objects.
- ***Enterprise Edition.*** Enterprise Edition is designed to meet the complex business needs of large organizations with many divisions or departments. In addition to all of the functionality available in Professional Edition, Enterprise Edition offers customers:
  - Advanced CRM functionality, such as territory management that uses a rule-based territory assignment engine to categorize accounts and users into territories, products, and schedules that track revenue and quantity by opportunities
  - Multi-divisional sharing and permissions such as profile-based departmental security and sharing
  - Workflow and business process control such as workflow automation tasks
  - Enterprise customization and integration tools that can support large-scale deployments, such APIs for back-office integration that enables companies to readily integrate Salesforce with ERP applications and other data sources

With Enterprise Edition, customers also have greater flexibility and control to fully extend and customize our service by adding more custom applications, custom tabs, and/or custom objects.

- ***Unlimited Edition.*** Unlimited Edition is our most fully featured edition, with exclusive features available only in Unlimited Edition and bundled add-on features included at a significant cost savings over adding them separately. In addition to all of the functionality available in Enterprise Edition, Unlimited Edition includes unlimited installations from the AppExchange, increased customization and extension possibilities, Salesforce Sandbox, which is described below, Apex Mobile, Premier Support with Administration, and more storage.

- ***Partner Edition.*** In June 2006, we introduced Partner Edition, also known as Salesforce PRM. Partner Edition is a new on-demand offering that connects enterprises, channels and partners, allowing companies to deliver all the benefits of our service to any partner. With Partner Edition, vendors can distribute sales and marketing information quickly and efficiently across a multi-tiered distribution channel through a customized, on-demand portal. This helps ensure high partner adoption and provides sales managers with an accurate, integrated view into their entire sales pipeline. Integrated dashboards can display forecasts and pipeline views across both the direct and indirect sales organizations, while an integrated lead management system proactively ensures that lead distribution is aligned across both internal sales as well as channel partners.

- ***OEM Edition.*** OEM Edition enables salesforce.com partners to extend on-demand computing into new markets completely separate from CRM. AppExchange OEM Edition is an on-demand platform which start-up companies and established independent software vendors can use to develop and deliver new on-demand applications that reach well beyond CRM to serve new customers and new markets worldwide.

Each of the editions described above, except OEM Edition, entitles customers to our standard customer support services, with phone support available 12 hours a day, five days a week, with a two-business-day response time guarantee. For advanced customers with more complex business needs, we provide additional levels of fee-based customer support. Premier Support with Administration is included in Unlimited Edition.

In addition to the six editions, we continue to innovate and develop additional products and services as optional add-on subscriptions to better meet different customers' individual needs. Some examples include:

- Offline Edition allows customers to view and modify their CRM data, such as accounts, contacts, opportunities, tasks, and events, while disconnected from the Internet. Offline Edition is included in all Enterprise and Unlimited Edition service subscriptions. Customers of Professional Edition can choose to subscribe as an add-on service.

- Products and Schedules allows customers to define products, associate them with a price in a price book, and establish schedules for products on all sales opportunities. It provides customers with the ability to track and forecast revenue by products. Products and schedules is included in all Enterprise Edition and Unlimited Edition service subscriptions. Customers of Professional Edition can choose to subscribe as an add-on service.

- Salesforce Sandbox enables customers to test new customizations or features before deploying them. Customers can use Salesforce Sandbox to install, modify, and test applications downloaded from the AppExchange or to create a development environment for building and testing integrations and internally built applications. Additionally, customers may use Salesforce Sandbox as an exact replica of their production salesforce systems for employee-training purposes. Customers of Professional Edition and Enterprise Edition can choose to subscribe as an add-on service.

As part of our marketing programs, we also offer a Personal Edition service that includes a contact management database and several other features that are useful to individual sales representatives and others who need a centralized way to organize contact data and access that data over the Internet. It is intended for use by a single user and is currently available at no charge. In addition, we offer a service called Developer Edition, currently at no charge, to developers and others interested in building applications on our Apex platform.

Apex Platform

The Apex platform provides a feature set and technology environment for building business applications, including data models and objects to manage data, a workflow engine for managing collaboration of data between users, a user interface model to handle forms and other interactions, and a Web services API for programmatic access and integration. The Apex platform provides the tools and infrastructure required to:

- Deploy our application service for CRM
- Customize and integrate existing enterprise software applications
- Create and deploy new business applications that are pre-integrated with our service and leverage the same user interface
- Sample and deploy applications built by third parties from the AppExchange directory, our marketplace for on-demand business applications

In January 2007, we announced the preview release of Apex, an on-demand programming language that enables customers to write code that runs on our service. This language makes possible the development of a new class of applications and features, beyond CRM, deployed entirely on demand. The preview release is currently scheduled to be followed later this year with a Beta for salesforce.com customers.

The AppExchange

We offer the AppExchange, an online directory that provides customers a way to browse, test-drive, share, and install applications developed on our on-demand Apex platform. Partners and developers can offer their applications on the AppExchange directory. This directory gives our users a way to find and install applications to expand their use of the Apex platform to new areas of customer relationship management. During fiscal 2007, we did not charge users or partners a fee or royalty for applications in the directory.

Professional Services

We offer consulting and implementation services and training that complement our on-demand application service.

Consulting and Implementation Services

We offer consulting and implementation services to our customers to facilitate the adoption of our on-demand CRM application service. Consulting services consist of services such as business process mapping, project management services and guidance on best practices in using our service. Implementation services include systems integration, configuration and data conversion. The majority of our consulting and implementation engagements are billed on a time and materials basis. For many of our small and medium-sized business customers, we also offer for a fixed price certain implementation services that take up to a week to complete.

Training

We offer a number of traditional classroom and online educational classes that address topics such as implementing, using and administering our service. We also offer classes for our partners who implement our service on behalf of our customers.

We bill the traditional classroom and some of the on-line educational classes on a per person, per class basis. The majority of our on-line educational classes are available at no charge to customers who subscribe to our service. We also assist customers in developing and delivering a customized education program for their employees. The majority of these custom training engagements are billed on a time and materials basis.

Technology, Development and Operations

Technology

We believe that our on-demand application service enables us to develop functionality and deliver it to customers more efficiently than traditional enterprise software vendors. We do not provide software that must be written to different hardware, operating system and database platforms, or that depends upon a customer's unique systems environment. Rather, we have optimized our service to run on a specific database and operating system using the tools and platforms best suited to serve our customers. Performance, functional depth and usability of our service drive our technology decisions and product direction.

We built our service as a highly scalable, multi-tenant application written in Java and Oracle PL/SQL. We use commercially available hardware and a combination of proprietary and commercially available software, including database software from Oracle Corporation, to provide our service. The application server is custom-built and runs on a lightweight Java Servlet and Java Server Pages engine. We have custom-built core services such as database connection pooling and user session management tuned to our specific architecture and environment, allowing us to continue to scale our service. We have combined a stateless environment, in which a user is not bound to a single server but can be routed in the most optimal way to any number of servers, with an advanced data caching layer. Our customers can access the service through any Web browser without installing any software or downloading Java applets or Microsoft ActiveX or .NET controls.

Our service treats all customers as logically separate tenants in central applications and databases. As a result, we are able to spread the cost of delivering our service across our user base. In addition, because we do not have to manage thousands of distinct applications with their own business logic and database schemas, we believe that we can scale our business faster than traditional software vendors, even those that have modified their products to be accessible over the Internet. Moreover, we can focus our resources on building new functionality to deliver to our customer base as a whole rather than on maintaining an infrastructure to support each of their distinct applications.

Our service is also flexible. Every page is dynamically rendered for each specific user, including a choice of 14 languages and a number of currencies with dynamic currency conversion support. In addition, our service can display different views of the data based upon a number of factors, including user, department and area of responsibility in the company. Our service also allows customers to create multiple subtypes or subclasses of our business objects and tie views to each record type. This customization extends to the data model of our service, as our service allows customers to extend existing tables in our database as well as create new tables without actually modifying the underlying physical database schema.

We have also developed extensive reporting and analytics functionality in our service that operates on the online transaction processing, or OLTP, database system to provide real-time analysis of the user's data. While users can customize any report or dashboard in the service, we dynamically tune the database based upon specific attributes of the user, the data model, the data security layer and the specific customizations to each report or dashboard.

We have built a service-oriented architecture, or SOA, which allows our service to be addressable by other applications on the Internet and by applications behind customers' firewalls. Through our Apex platform, we allow customers and partners to insert, update, delete and query any of their information in our service. Our full-text search engine, which allows users to perform natural language queries on all the data through a browser, is also exposed as a Web service. In addition, we have mechanisms to protect our service not only from malicious abuse, but from poorly written applications that put undue strain on the service. Each user session is encrypted, and we actively monitor our system to detect intrusion by unauthorized users.

Development

Our research and development efforts are focused on improving and enhancing our existing service offerings as well as developing new proprietary services. In addition, from time to time we supplement our internal research and development activities with outside development resources. Because of our common, multi-tenant application architecture, we are able to provide all of our customers with a service based on a single version of our application. As a result, we do not have to maintain multiple versions of our application and are able to maintain relatively low research and development expenses. Our research and development expenses were $44.6 million in fiscal 2007, $23.3 million in fiscal 2006 and $9.8 million in fiscal 2005.

Operations

As of January 31, 2007, we serve our customers and users from a single, third-party Web hosting facility located on the west coast of the United States, leased from Equinix, Inc., except for features added through acquisition which are temporarily served through alternate facilities. The Equinix facility is built to the same critical systems building codes as hospitals and other vital infrastructure. The facility is secured by around-the-clock guards, biometric access screening and escort-controlled access, and is supported by on-site backup generators in the event of a power failure. As part of our current disaster recovery arrangements, all of our customers' data is currently replicated in near real-time in a separate back-up facility located on the east coast. This strategy is designed to both protect our customers' data and ensure service continuity in the event of a major disaster. Even with the disaster recovery arrangements, our service could be interrupted.

Our agreement with Equinix provides for Equinix to supply space in its secure facilities on the west and east coast as well as power. Bandwidth to the Internet is provided by multiple independent companies. The term of the service agreement with Equinix expires on January 31, 2009 with the ability to renew on favorable terms.

We continuously monitor the performance of our service. The monitoring features we have built or licensed include centralized performance consoles, automated load distribution tools and various self-diagnostic tools and programs.

Customers

As of January 31, 2007, our customer base had grown to approximately 29,800, and we had approximately 646,000 paying subscriptions. As of January 31, 2006, our customer base was approximately 20,500 and our paying subscriptions were approximately 393,000.

Our revenues are divided among small businesses (companies with fewer than 200 employees), medium-size businesses (200 or more employees and up to $1 billion in annual revenues), and large businesses (over $1 billion in annual revenues). The number of paying subscriptions at each of our customers ranges from one to 25,000.

None of our customers accounted for more than 5 percent of our revenues in fiscal 2007, 2006 or 2005.

Sales, Marketing and Customer Support

We organize our sales and marketing programs by geographic regions, including North America, Europe, Japan, and the Asia Pacific region other than Japan.

Direct Sales

We sell subscriptions to our service primarily through our direct sales force comprised of inside sales, telesales and field sales personnel. Our small business, general business and enterprise account executives and account managers focus their efforts on small, medium-size and large enterprises, respectively. Sales representatives in our small business group sell to smaller companies, primarily over the phone.

Referral and Indirect Sales

We have a network of partners who refer customer prospects to us and assist us in selling to them. These include consulting firms, other technology vendors and systems integrators. In return, we typically pay these partners a fee based on the first-year subscription revenue generated by the customers they refer. We also continued to develop distribution channels for our service.

Marketing

Our marketing strategy is to continually elevate our brand and generate significant demand for our offerings. We use a variety of marketing programs to target our prospective and current customers, partners, and developers.

Our primary marketing activities include:

- press and industry analyst relations to garner third-party validation and generate positive coverage for our company and product strategy
- user conferences and launch events, as well as participation in trade shows and industry events, to create awareness and excitement
- search engine marketing and online and print advertising to drive traffic to our Web properties
- web site development to engage and educate prospects and generate interest through product information and demonstrations, free trials, case studies, white papers, and marketing collateral
- email, direct mail, and phone campaigns to capture leads that can be funneled into our sales organization
- sales tools and field marketing events to enable our sales organization to more effectively convert pipeline into completed transactions

Customer Service and Support

We believe that superior customer support is critical to retaining and expanding our customer base. Our customer support groups respond to general customer inquiries, such as technical questions or questions relating to how to use our service, and are available to customers by telephone or email or over the Web.

We have a comprehensive technical support program to assist our customers in the use of our service and to identify, analyze and solve any problems or issues with our service. The support program includes email support, an online repository of helpful information about our service, shared best practices for implementation and use, and telephone support. Telephone support is provided by technical support specialists on our staff, who are extensively trained in the use of our service. In addition, we have supplemented our support specialists with other technical support specialists who work for us on a contract basis. Basic customer support during business hours is available at no charge to customers that purchase any of our paying editions. Premium customer support that includes additional customer support is available for an additional charge or is included as part of Unlimited Edition.

International Sales

In fiscal 2007, 2006 and 2005, we generated approximately 22 percent, 20 percent and 20 percent of our total revenues, respectively, from customers in Europe and Asia Pacific, including Japan. We expect international markets to provide increased opportunities for our applications and services in the future. Our current international efforts are focused on strengthening our direct sales and marketing presence outside of the Americas, and generating more revenues from these regions.

Competition

The market for CRM applications and enterprise business applications generally, is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. We compete primarily with vendors of packaged CRM software, whose software is installed by the customer directly or hosted by a first generation ASP on the customer's behalf, and companies offering on-demand CRM applications. We also compete with internally developed applications and face, or expect to face, competition from enterprise software vendors and online service providers who may develop and/or bundle CRM products with their products in the future. Our current principal competitors include:

- enterprise software application vendors including Amdocs Limited, Infor Global Solutions, Epicor, IBM Corporation, Microsoft Corporation, SAP AG, and Oracle Corporation;
- packaged CRM software vendors, some of whom offer hosted services, such as FrontRange Solutions, Inc., Made2Manage Systems Inc., Pivotal Corporation, which is owned by CDC Software Corporation, a subsidiary of chinadotcom corporation, Sage Group plc, and SugarCRM;
- on-demand CRM application service providers such as Oracle, SAP, NetSuite, Inc., RightNow Technologies, Inc.; and
- enterprise application service providers including British Telecom and IBM.

We believe that as enterprise software application vendors shift more of their focus to the hosted applications market, particularly for CRM and the small to medium sized business market, these vendors will be a greater competitive threat.

We believe the principal competitive factors in our market include the following:

- speed and ease of implementation;
- ease of use and rates of user adoption;
- low total cost of ownership and demonstrable cost-effective benefits for customers;
- product functionality;
- performance, security, scalability, flexibility and reliability of the service;
- ease of integration with existing applications;
- quality of customer support;
- availability and quality of implementation, consulting and training services;
- vendor reputation;
- sales and marketing capabilities of the vendor; and
- financial stability of the vendor.

While some of our competitors offer CRM applications with greater complexity than our service, we believe none of them addresses all of the limitations of traditional CRM applications adequately. In many cases, we believe CRM applications with greater complexity have a higher total cost of ownership, take significantly more time to implement and are harder to use than our service. However, many of our competitors and potential competitors have greater name recognition, longer operating histories, larger marketing budgets and significantly greater resources. They may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs. Additionally, our competitors may offer or develop products or services that are superior to ours or that achieve greater market acceptance.

Our professional services organization competes with a broad range of large systems integrators, including Accenture Ltd., BearingPoint, Inc. and IBM as well as smaller independent consulting firms specializing in CRM implementations. We have relationships with many of these consulting companies and frequently work cooperatively on projects with them, even as we compete for business in other customer engagements.

Intellectual Property

We rely on a combination of trademark, copyright, trade secret and patent laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

As of January 31, 2007, we have 17 pending U.S. patent applications. The majority of our patent applications concern database, application platform and application exchange infrastructures.

The following are some of our registered trademarks in the U.S. and elsewhere:

salesforce
salesforce.com
"No Software" logo
The End of Software
Success. Not Software
Success. On Demand
Team Edition

Unregistered trademarks we use include:

"Block S" logo
sforce
AppExchange
CRMSuccess
The Business Web

We have received in the past, and may receive in the future, communications from third parties claiming that we have infringed on the intellectual property rights of others. Any intellectual property claims, regardless of merit, may require us to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third-party technologies may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

Employees

As of January 31, 2007, we had 2,070 employees. We plan to hire additional personnel, particularly in customer-related areas, for the foreseeable future as we continue to execute on our growth plan.

We believe our future success and growth will depend on our ability to attract and retain qualified employees in all areas of our business. None of our employees is represented by a labor union. We consider our relationship with our employees to be good. However, we face competition for qualified employees, and we expect to face continuing challenges in recruiting and retention.

Available Information

You can obtain copies of our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the SEC, and all amendments to these filings, free of charge from our Web site at *http://www.salesforce.com/company/sec-filings.jsp* as soon as reasonably practicable following our filing of any of these reports with the SEC. You can also obtain copies free of charge by contacting our Investor Relations department at the office address described above.

ITEM 1A. RISK FACTORS

The risks and uncertainties described below are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.

Risks Related to Our Business and Industry

If our on-demand application service is not widely accepted, our operating results will be harmed.

We derive substantially all of our revenue from subscriptions to our on-demand application service, and we expect this will continue for the foreseeable future. As a result, widespread acceptance of our service is critical to our future growth and success. Factors that may affect market acceptance of our service include:

- reluctance by enterprises to migrate to an on-demand application service;
- a limited number of service offerings and risks associated with developing new service offerings;
- the price and performance of our service;
- the level of customization we can offer;
- the availability, performance and price of competing products and services;
- reluctance by enterprises to trust third parties to store and manage their internal data; and
- adverse publicity about us, our service or the viability, reliability or security of on-demand application services generally from third party reviews, industry analyst reports and adverse statements made by competitors.

Many of these factors are beyond our control. The inability of our on-demand application service to achieve widespread market acceptance would harm our business.

Defects or disruptions in our service could diminish demand for our service and subject us to substantial liability.

Because our service is complex and we have incorporated a variety of new computer hardware and software, both developed in-house and acquired from third party vendors, our service may have errors or defects that users identify after they begin using it that could result in unanticipated downtime for our subscribers and harm our reputation and our business. Internet-based services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found defects in our service and new errors in our existing service may be detected in the future. In addition, our customers may use our service in unanticipated ways that may cause a disruption in service for other customers attempting to access their data. Since our customers use our service for important aspects of their business, any errors, defects, disruptions in service or other performance problems with our service could hurt our reputation and may damage our customers' businesses. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Interruptions or delays in service from our third-party Web hosting facilities could impair the delivery of our service and harm our business.

As of January 31, 2007, we serve our customers from a third-party Web hosting facility located on the west coast of the United States. As part of our current disaster recovery arrangements, our production environment and all of our customers' data is currently replicated in near real-time in a separate standby facility located on the east coast. Features added through acquisition are temporarily served through alternate facilities. We do not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at both facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted.

As we continue to add data center capacity, we may move or transfer data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Further, any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

We rely on computer hardware purchased or leased and software licensed from third parties in order to offer our service, including database software from Oracle Corporation. This hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

If our security measures are breached and unauthorized access is obtained to a customer's data, our service may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant liabilities.

Our service involves the storage and transmission of customers' proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data to additional data centers or at any time, and, as a result, someone obtains unauthorized access to one of our customers' data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers. In addition, our customers may authorize third party technology providers, whose applications are available through our AppExchange directory, access to their customer data. Because we do not control the transmissions between our customers and third-party AppExchange technology providers, or the processing of such data by third-party AppExchange technology providers, we cannot ensure the complete integrity or security of such transmissions or processing.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for CRM applications is intensely competitive and rapidly changing, barriers to entry are relatively low, several of our competitors are larger and have more resources than we do, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our operating results will be harmed. Some of our principal competitors offer their products at a lower price, which has resulted in pricing pressures. If we are unable to maintain our current pricing, our operating results could be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins or the failure of our service to achieve or maintain more widespread market acceptance, any of which could harm our business.

Our current principal competitors include:

- enterprise software application vendors including Amdocs Limited, Infor Global Solutions, Epicor, IBM Corporation, Microsoft Corporation, SAP AG, and Oracle Corporation;
- packaged CRM software vendors, some of whom offer hosted services, such as FrontRange Solutions, Inc., Made2Manage Systems Inc., Pivotal Corporation, which is owned by CDC Software Corporation, a subsidiary of chinadotcom corporation, Sage Group plc, and SugarCRM;
- on-demand CRM application service providers such as Oracle, SAP, NetSuite, Inc., RightNow Technologies, Inc.; and
- enterprise application service providers including British Telecom and IBM.

In addition, we face competition from businesses that develop their own CRM applications internally, as well as from enterprise software vendors and online service providers who may develop and/or bundle CRM products with their products in the future. For small business customers, we also face competition from companies whose offering is based on Microsoft Outlook and Excel for limited contact management functionality.

We also face competition from some of our larger and more established competitors who historically have been packaged CRM software vendors, but who also have directly competitive on-demand CRM application services offerings. Our professional services organization competes with a broad range of large systems integrators, including Accenture Ltd., BearingPoint, Inc. and IBM, as well as smaller independent consulting firms specializing in CRM implementations. We have relationships with many of these consulting companies and frequently work cooperatively on projects with them, even as we compete for business in other customer engagements.

Many of our potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many of our potential competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Furthermore, because of these advantages, even if our service is more effective than the products that our competitors offer, potential customers might accept competitive products and services in lieu of purchasing our service. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

If we experience significant fluctuations in our operating results and rate of growth and fail to balance our expenses with our revenue and earnings expectations, our results would be harmed and our stock price may fall rapidly and without advance notice.

Due to our limited operating history, our evolving business model and the unpredictability of our emerging industry, we may not be able to accurately forecast our rate of growth. We base our current and future expense levels and our investment plans on estimates of future revenue and future rate of growth. We may not be able to adjust our spending quickly enough if our revenue falls short of our expectations.

As a result, we expect that our operating results may fluctuate significantly on a quarterly basis. Revenue growth may not be sustainable and may decrease in the future. We believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance.

Our quarterly results can fluctuate and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our quarterly operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Moreover, our stock price may be based on expectations of our future performance that may be unrealistic or that may not be met. Some of the important factors that could cause our revenues and operating results to fluctuate from quarter to quarter include:

- the adverse financial statement impact of having to expense stock options, which is now required of us effective February 1, 2006;
- our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers' requirements;
- the renewal rates for our service;
- changes in our pricing policies;
- the introduction of new features to our service;
- the rate of expansion and effectiveness of our sales force;
- the length of the sales cycle for our service;
- new product and service introductions by our competitors;
- our success in selling our service to large enterprises;
- variations in the revenue mix of editions of our service;
- technical difficulties or interruptions in our service;
- expenses related to increasing our data center capacity;
- changes in foreign currency exchange rates;
- changes in tax rates and adjustments to the valuation allowance for our deferred tax assets;
- general economic conditions in our geographic markets;
- the timing of additional investments in our on-demand application service and in our consulting service;
- regulatory compliance costs;
- the timing of customer payments and payment defaults by customers;
- costs associated with acquisitions of companies and technologies;

- the timing of non-income tax expense which is triggered when employees in foreign jurisdictions exercise their vested stock options;, and
- extraordinary expenses such as litigation or other dispute-related settlement payments.

Some of these factors are not within our control, and the occurrence of one or more of them might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues and operating results may not be meaningful and should not be relied upon as an indication of future performance.

We have incurred significant operating losses in the past and may incur significant operating losses in the future.

We have incurred significant operating losses in each fiscal quarter from our inception in February 1999 through fiscal 2003 and we have begun generating profits only since fiscal 2003. As we are a relatively young company in an emerging market and with the requirement to expense stock options, we may not be able to maintain profitability and we may continue to incur significant operating losses in the future. In addition, we expect our costs and operating expenses to increase in the future as we expand our operations. If our revenue does not grow to offset these expected increased costs and operating expenses, we will not continue to be profitable. You should not consider recent quarterly revenue growth as indicative of our future performance. In fact, in future quarters we may not have any revenue growth and our revenue could decline. Furthermore, if our costs and operating expenses exceed our expectations, our financial performance will be adversely affected.

Because we recognize revenue from subscriptions for our service over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our operating results.

We generally recognize revenue from customers ratably over the terms of their subscription agreements, which are typically 12 to 24 months, although terms can range from one to 60 months. As a result, much of the revenue we report in each quarter is deferred revenue from subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter will not necessarily be fully reflected in the revenue in that quarter and will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our service may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

The market for our technology delivery model and on-demand application services is immature and volatile, and if it does not develop or develops more slowly than we expect, our business will be harmed.

The market for on-demand application services is relatively new and unproven, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of on-demand application services in general, and for CRM in particular. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to an on-demand application service. Furthermore, some enterprises may be reluctant or unwilling to use on-demand application services because they have concerns regarding the risks associated with security capabilities, among other things, of the technology delivery model associated with these services. If enterprises do not perceive the benefits of on-demand application services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results. In addition, as a new company in this unproven market, we have limited insight into trends that may develop and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business.

Our success also depends on the willingness of third-party developers to build applications that are complementary to our service. Without the development of these applications, both current and potential customers may not find our service sufficiently attractive. In fiscal 2006, we introduced the AppExchange directory, a central online marketplace for on-demand applications that we host for our customers, developers and partners to exchange custom on-demand applications that are built on, or can integrate with, our service. These custom applications, some of which are not CRM-related, include applications ranging from expense management to purchasing to recruiting. Although we do not presently charge for use of the AppExchange directory, it is uncertain whether this service will be accepted and adopted by our customers, developers and partners or will increase the demand for subscriptions to our service.

We have limited history with our subscription model to accurately predict the rate of customer subscription renewals and the impact these renewal rates will have on our future revenue or operating results.

Our customers have no obligation to renew their subscriptions for our service after the expiration of their initial subscription period and in fact, some customers have elected not to do so. In addition, our customers may renew for a lower priced edition of our service or for fewer subscriptions. We have limited historical data with respect to rates of customer subscription renewals, particularly for our enterprise customers who purchase a large number of subscriptions under multi-year contracts, so we cannot accurately predict customer renewal rates. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our service and their ability to continue their operations and spending levels. If our customers do not renew their subscriptions for our service, our revenue will decline and our business will suffer.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our service to our current customers. This may require increasingly sophisticated and costly sales efforts that are targeted at senior management. If these efforts are not successful, our business may suffer.

Our growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

We are currently experiencing a period of increasing headcount and rapid growth in our operations, which has placed, and will continue to place, to the extent that we are able to sustain such growth, a significant strain on our management, administrative, operational and financial infrastructure. We anticipate that further growth will be required to address increases in our customer base, as well as our expansion into new geographic areas.

Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount and capital investments we are adding will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

We derive a significant portion of our revenue from small businesses, which have a greater rate of attrition and non-renewal than medium-sized and large enterprise customers.

Our small business customers, which we consider to be companies with fewer than 200 employees, typically have shorter initial subscription periods and, based on our limited experience to date, have had a higher rate of attrition and non-renewal as compared to our medium-sized and large enterprise customers. If we cannot replace our small business customers that do not renew their subscriptions for our service with new customers quickly enough, our revenue could decline.

Our limited operating history may impede acceptance of our service by medium-sized and large customers.

Our ability to increase revenue and maintain profitability depends, in large part, on widespread acceptance of our service by medium-sized and large businesses. Our efforts to sell to these customers may not continue to be successful. In particular, because we are a relatively new company with a limited operating history, these target customers may have concerns regarding our viability and may prefer to purchase critical CRM applications from one of our larger, more established competitors. Even if we are able to sell our service to these types of customers, they may insist on additional assurances from us that we will be able to provide adequate levels of service, which could harm our business.

As more of our sales efforts are targeted at larger enterprise customers, our sales cycle may become more time-consuming and expensive, we may encounter pricing pressure and implementation challenges, and we may have to delay revenue recognition on these customers, all of which could harm our business.

As we target more of our sales efforts at larger enterprise customers, we will face greater costs, longer sales cycles and less predictability in completing some of our sales. In this market segment, the customer's decision to use our service may be an enterprise-wide decision and, if so, these types of sales would require us to provide greater levels of education regarding the use and benefits of our service, as well as education regarding privacy and data protection laws and regulations to prospective customers with international operations. In addition, larger customers may demand more customization, integration services and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting sales and professional services resources to a smaller number of larger transactions, while at the same time requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met. In addition, larger enterprise customers may seek volume discounts and price concessions that could make these transactions less profitable.

If we are not able to develop enhancements and new features to our existing service or acceptable new services that keep pace with technological developments, our business will be harmed.

If we are unable to develop enhancements to and new features for our existing service or acceptable new services that keep pace with rapid technological developments, our business will be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature or edition. Failure in this regard may significantly impair our revenue growth. In addition, because our service is designed to operate on a variety of network hardware and software platforms using a standard browser, we will need to continuously modify and enhance our service to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our service to operate effectively with future network platforms and technologies could reduce the demand for our service, result in customer dissatisfaction and harm our business.

Efforts we are making to expand our service beyond the CRM market may not succeed and may cause us to incur additional liabilities.

We introduced the AppExchange directory in fiscal 2006, an on-line marketplace for on-demand applications that run on our Apex on-demand application service platform. The market for third-party on-demand applications—and our platform—is new and unproven, and it is uncertain whether the initiative will ever result in significant revenue for us. Among other things, the success of Apex will depend to a substantial extent on the willingness of third-party technology providers to write on-demand applications that run on our platform and the willingness of enterprises, large and small, to purchase and deploy these applications. If third-party technology providers or enterprises do not perceive the benefits of our on-line application marketplace, then the market for this initiative may not develop at all, or it may develop more slowly than we expect, either of which would affect our ability to generate revenue. Given this new and unproven market, we have limited insight into trends that may develop and affect this initiative. In addition, our customers may authorize such third-party technology providers to access their customer data. Because we do not control the transmissions between our customers and third-party technology providers or the processing of such data by third-party technology providers, we cannot ensure the complete integrity or security of such transmissions or processing. Further, despite contract provisions designed to protect us, customers may look to us to support and warrant the third-party applications, which may expose us to potential claims, liabilities and obligations for applications we did not develop or sell. Moreover, the AppExchange directory, and other efforts to expand our service beyond the CRM market, may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which may harm our business.

As we acquire companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results and the value of our common stock.

As part of our business strategy, we may acquire, enter into joint ventures with or make investments in complementary companies, services and technologies in the future. Acquisitions and investments involve numerous risks, including:

- difficulties in integrating operations, technologies, services and personnel;
- diversion of financial and managerial resources from existing operations;
- risk of entering new markets in which we have little to no experience;
- potential write-offs of acquired assets or investments;
- potential loss of key employees;
- inability to generate sufficient revenue to offset acquisition or investment costs;
- negative impact to our results of operations because of the depreciation and amortization of amounts related to acquired intangible assets, fixed assets and deferred compensation, and the loss of acquired deferred revenue;
- delays in customer purchases due to uncertainty and the inability to maintain relationships with customers of the acquired businesses; and
- the need to implement controls, procedures and policies appropriate for a public company at companies that prior to the acquisition lacked such controls, procedures and policies.

In addition, if we finance acquisitions by issuing debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of our common stock may decline.

If we fail to develop our brand cost-effectively, our business may suffer.

We believe that developing and maintaining awareness of the salesforce.com brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. In the past, our efforts to build our brand have involved significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Failure to adequately expand our direct sales force and develop and expand our indirect sales channel will impede our growth.

We continue to be substantially dependent on our direct sales force to obtain new customers, particularly large enterprise customers, and to manage our customer base. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of direct sales personnel. New hires require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, sales of our service will suffer and our growth will be impeded. In addition, we plan to develop and expand our indirect sales channel by engaging third-party resellers. Because of our on-demand service model, the structuring of such relationships is complex and requires the investment of significant business, financial and other resources. If we are unable to structure successful third-party channel relationships that enable us to enter markets we otherwise would have greater difficulty entering, our growth will be inhibited.

Sales to customers outside the United States expose us to risks inherent in international sales.

Because we sell our service throughout the world, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in the United States. For example, sales in Europe and Asia Pacific together have historically represented approximately 20 percent of our total revenues, and we intend to continue to expand our international sales efforts. The risks and challenges associated with sales to customers outside the United States include:

- localization of our service, including translation into foreign languages and associated expenses;
- laws and business practices favoring local competitors;
- compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;
- regional data privacy laws that apply to the transmission of our customers' data to the United States;
- foreign currency fluctuations, whose effects we may not be able to mitigate through our hedging program;
- different pricing environments;
- difficulties in staffing and managing foreign operations;
- different or lesser protection of our intellectual property;
- longer accounts receivable payment cycles and other collection difficulties; and
- regional economic and political conditions.

Any of these factors could negatively impact our business and results of operations.

Additionally, some of our international subscription fees are currently denominated in U.S. dollars and paid in local currency. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may make the service more expensive for international customers, which could harm our business.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. While we have U.S. and international patent applications pending, we currently have no issued patents and may be unable to obtain patent protection for our technology. In addition, if any patents are issued in the future, they may not provide us with any competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our service is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

We may be sued by third parties for alleged infringement of their proprietary rights.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have received in the past, and may receive in the future, communications from third parties claiming that we have infringed on the intellectual property rights of others. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming and expensive to resolve, could divert management attention from executing our business plan and could require us to pay monetary damages or enter into royalty or licensing agreements. In addition, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim. An adverse determination could also prevent us from offering our service to others.

Evolving regulation of the Internet may affect us adversely.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers' ability to use and share data, potentially reducing demand for CRM solutions and restricting our ability to store, process and share data with our customers. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

Privacy concerns and laws or other domestic or foreign regulations may reduce the effectiveness of our solution and adversely affect our business.

Our customers can use our service to store contact and other personal or identifying information regarding their customers and contacts. Federal, state and foreign government bodies and agencies, however, have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information obtained from consumers and individuals. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our service and reduce overall demand for it. Furthermore, privacy concerns may cause our customers' customers to resist providing the personal data necessary to allow our customers to use our service effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our service in certain industries. For example, regulations such as the Gramm-Leach-Bliley Act, which protects and restricts the use of consumer credit and financial information, and the Health Insurance Portability and Accountability Act of 1996, which regulates the use and disclosure of personal health information, impose significant requirements and obligations on businesses that may affect the use and adoption of our service.

The European Union has also adopted a data privacy directive that requires member states to impose restrictions on the collection and use of personal data that, in some respects, are far more stringent, and impose more significant burdens on subject businesses, than current privacy standards in the United States. All of these domestic and international legislative and regulatory initiatives may adversely affect our customers' ability to collect and/or use demographic and personal information from their customers, which could reduce demand for our service.

In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the gathering of personal information were to be curtailed in this manner, CRM solutions would be less effective, which may reduce demand for our service and harm our business.

Our business is subject to changing regulations regarding corporate governance and public disclosure that have increased both our costs and the risk of noncompliance.

We are subject to rules and regulations by various governing bodies, including the Securities and Exchange Commission, New York Stock Exchange and Public Company Accounting Oversight Board, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded. Our efforts to comply with these new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

We are required to comply on an on-going basis with the Sarbanes-Oxley Act, or SOX, requirements involving the assessment of our internal controls over financial reporting and our independent public accountants' audit of that assessment. These requirements first became applicable to us on January 31, 2006. Our efforts to comply with the SOX requirements have required, and will continue to require the commitment of significant financial and personnel resources.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, our business may be harmed.

We are dependent on our management team and development and operations personnel, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends largely upon the continued services of our executive officers and other key members of management. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. Such changes in our executive management team may be disruptive to our business.

We are also substantially dependent on the continued service of our existing development and operations personnel because of the complexity of our service and technologies.

We do not have employment agreements with any of our executive officers, key management, development or operations personnel and, therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees or groups could seriously harm our business.

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To continue to execute on our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software and Internet-related services and senior sales executives. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain key employees. Furthermore, the new requirement to expense stock options may discourage us from granting the size or type of stock option awards that job candidates require to join our company. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to develop new services or enhance our existing service, enhance our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

We may be required to purchase the interest in our Japanese joint venture held by our joint venture partner, under certain circumstances, on terms that may not be favorable to us.

In some circumstances, we may be required to purchase the interest of our Japanese joint venture partner. If we default under the terms of our joint venture agreement with our joint venture partner, or if we and our partner disagree over a course of action proposed for the joint venture entity and the disagreement continues, then our partner may require that we purchase its interest in the joint venture. In the event we are required to purchase our partner's interest in the joint venture, we could be forced to make an unanticipated outlay of a significant amount of capital, which could harm our financial condition.

Expensing stock options will continue to adversely affect our reported results of operations.

Effective February 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (as revised), *Share-Based Payment*, or SFAS 123R. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expenses in the statement of operations based on their fair values and vesting periods. As a result of implementing SFAS 123R, we recognized stock-based expense of $39.2 million, or 8 percent of total revenues, during the year ended January 31, 2007. We believe this change in accounting will continue to materially reduce our future reported results of operations.

Unanticipated changes in our effective tax rate could adversely affect our future results.

We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions.

Our tax rate in fiscal 2007 is significantly higher than in previous years. The tax rate is affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses arising from the new requirement to expense stock options and the valuation of deferred tax assets and liabilities. Increases in our effective tax rate could materially affect our net results.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock is likely to be volatile and could subject us to litigation.

The trading prices of the securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock has been and is likely to continue to be subject to wide fluctuations. For example, during the year ended January 31, 2007, the trading price of our common stock has ranged from a closing price of $21.85 to $44.00 per share. Further, our common stock has a limited trading history. Factors affecting the trading price of our common stock include:

- variations in our operating results and cash flows;
- the quarterly net increases in the number of customers and paying subscriptions, either independently or as compared with publicly published expectations of industry, financial or other analysts that cover our company;
- announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;
- customer cancellations or delays in customer purchases;
- recruitment or departure of key personnel;
- changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;
- market conditions in our industry, the industries of our customers and the economy as a whole; and
- disruptions in our service due to computer hardware, software or network problems or due to a natural disaster, act of terrorism or other catastrophic event.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Any volatility in our stock price may result in litigation, such as the lawsuits filed following the approximately 25% decline in our stock price on July 21, 2004, which may harm our business and results of operations.

If securities analysts stop publishing research or reports about us or our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. Furthermore, if one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

Our executive officers, directors, current 5 percent or greater stockholders and affiliated entities together beneficially own a majority of our outstanding common stock. As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions, even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

- establish a classified board of directors so that not all members of our board are elected at one time;
- permit the board of directors to establish the number of directors;
- provide that directors may only be removed "for cause" and only with the approval of 66⅔ percent of our stockholders;
- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;
- authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;
- eliminate the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15 percent or more of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our executive offices and principal office for domestic marketing, sales, professional services and development occupy approximately 240,000 square feet in San Francisco, California under leases that expire at various times through June 2013. We also lease space in various locations throughout the United States for local sales and professional services personnel. Our foreign subsidiaries lease office space for their operations including local sales and professional services personnel.

We believe that our existing facilities and offices are adequate to meet our requirements for the foreseeable future. See Note 9, "Commitments and Contingencies," in the Notes to the Consolidated Financial Statements for more information about our lease commitments. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

On August 6, 2004, a shareholder derivative action was filed in the Superior Court of the State of California, San Francisco County, entitled Borrelli v. Benioff, et al., against the Company's Chief Executive Officer, its Chief Financial Officer and members of its Board of Directors alleging breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment under state common law. Subsequently, a substantially similar complaint was filed in the same court based on the same facts and allegations, entitled Johnson v. Benioff, et al. The two actions were consolidated under the caption Borrelli v. Benioff, Case No. CGC-04-433615 (Cal. Super. Ct., S.F. Cty.). On October 5, 2004, plaintiffs filed a consolidated complaint, and assert that the defendants breached their fiduciary duties by making, or failing to prevent salesforce.com, inc. and its management from making, statements or omissions that potentially subject the Company to liability and injury to its reputation. The action seeks damages on behalf of salesforce.com in an unspecified amount, among other forms of legal and equitable relief. Salesforce.com is named solely as a nominal defendant against which no recovery is sought. The plaintiff shareholders made no demand upon the Board of Directors prior to filing these actions. On June 15, 2006, defendants filed a demurrer to the consolidated complaint on the grounds that plaintiffs lack standing to pursue the action because of their failure to make demand upon the Board of Directors. The Court overruled defendants' demurrer. On October 3, 2006, defendants petitioned the California Court of Appeal for review of the trial court's decision to overrule the demurrer. The Court of Appeal denied the petition on October 12, 2006. Defendants filed a petition for review of that decision with the California Supreme Court on October 23, 2006, but the petition for review was denied on January 3, 2007. On December 22, 2006, the trial Court ordered that the lawsuit be bifurcated into two phases. The first phase is a bench trial to decide the legal issues of (a) whether a duty to disclose internal forecasts in an IPO registration statement exists in law, (b) if so, under what circumstances this duty exists, and (c) which party bears the burden of proof with respect to the foregoing two issues. The second phase will address the remaining issues, if any. Accordingly, pursuant to the Court's order, on January 19, 2007 the parties simultaneously filed briefs on the three legal issues listed above. Simultaneous reply briefs are due on February 23, 2007, and the Court will hear oral argument on March 27, 2007. The Court ordered that all discovery be stayed unless and until the Court orders otherwise. To date, no discovery has occurred in this case. It is not possible for the Company to quantify the extent of potential liability to the individual defendants, if any. Management does not believe that the lawsuits have any merit and intends to defend the actions vigorously.

Additionally, we are involved in various legal proceedings arising from the normal course of business activities. In our opinion, resolution of these matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2007.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth certain information as of January 31, 2007 regarding our executive officers (in alphabetical order):

Name	Age	Position
Marc Benioff	42	Chairman of the Board of Directors and Chief Executive Officer
Steve Cakebread	55	Chief Financial Officer
Bill Dewes	50	Senior Vice President and Chief Accounting Officer
John Freeland	53	President, Worldwide Operations
Parker Harris	40	Executive Vice President, Technology
George Hu	32	Chief Marketing Officer
Kenneth Juster	52	Executive Vice President, Law, Policy and Corporate Strategy
David Schellhase	43	Senior Vice President and General Counsel
Jim Steele	51	President, Worldwide Sales and Distribution
Frank van Veenendaal	47	President, Worldwide Corporate Sales and Services

Marc Benioff co-founded salesforce.com in February 1999 and has served as Chairman of the Board of Directors since inception. He has served as Chief Executive Officer since November 2001. From 1986 to 1999, Mr. Benioff was employed at Oracle Corporation where he held a number of positions in sales, marketing and product development, lastly as a Senior Vice President. Mr. Benioff also serves as Chairman of the Board of Directors of the salesforce.com/foundation. Mr. Benioff received a Bachelor of Science in Business Administration (B.S.B.A.) from the University of Southern California.

Steve Cakebread has served as our Chief Financial Officer since April 2002. From April 1997 to April 2002, Mr. Cakebread served as Senior Vice President and Chief Financial Officer for Autodesk, Inc., a software company. From 1992 to 1997, Mr. Cakebread served as Vice President of Finance for Silicon Graphics, Inc., a computer workstation company. Mr. Cakebread serves as a director of eHealth, Inc. Mr. Cakebread received a B.S. from the University of California at Berkeley and an M.B.A. from Indiana University.

Bill Dewes has served as our Senior Vice President and Chief Accounting Officer since November 2006. From September 2003 to April 2006, Mr. Dewes served as Principal Accounting Officer of Hyperion Solutions, an enterprise software company. From March 2001 to August 2003, Mr. Dewes served as Vice President of Finance and Accounting at Nuance Communications, a speech recognition software company. Mr. Dewes received a B.S. from University of California at Berkeley.

John Freeland has served as our President, Worldwide Operations since October 2005. From September 1989 to October 2005, Mr. Freeland was a partner at Accenture, a management consulting firm, and served as Managing Director from June 2001. Mr. Freeland received a B.A. and an M.B.A. from Columbia University.

Parker Harris co-founded salesforce.com in February 1999 and served in senior technical positions since inception. Since December 2004, Mr. Harris has served as our Executive Vice President, Technology. From October 1996 to February 1999, Mr. Harris was a Vice President at Left Coast Software, a Java consulting firm he co-founded. Mr. Harris received a B.A. from Middlebury College.

George Hu has served as our Chief Marketing Officer since October 2006. Previously, Mr. Hu served as our Senior Vice President and General Manager, Applications from January to October 2006 and as our Vice President, Product Marketing from October 2004 to January 2006. Mr. Hu has also served in various management positions in marketing since joining salesforce.com in March 2002. Mr. Hu received an A.B. from Harvard College and an M.B.A. from Stanford University.

Kenneth Juster has served as our Executive Vice President of Law, Policy and Corporate Strategy since January 2005. From May 2001 to January 2005, Mr. Juster served as Under Secretary of the U.S. Department of Commerce. From May 1993 to March 2001, Mr. Juster was a partner at the law firm of Arnold & Porter LLP. Mr. Juster received A.B., M.P.P. and J.D. degrees from Harvard University.

David Schellhase has served as our Vice President and General Counsel since July 2002. He was promoted to Senior Vice President and General Counsel in December 2004. From December 2000 to June 2002, Mr. Schellhase was an independent legal consultant and authored a treatise entitled *Corporate Law Department Handbook*. Previously, he served as General Counsel at Linuxcare, Inc., The Vantive Corporation and Premenos Technology Corp. Mr. Schellhase received a B.A. from Columbia University and a J.D. from Cornell University.

Jim Steele has served as our President, Worldwide Sales and Distribution since December 2004. Previously, he was our President of Worldwide Operations since joining salesforce.com in October 2002. From February 2001 to September 2002, Mr. Steele served as Executive Vice President, Worldwide Sales and Operations for Ariba, Inc., a software company. From February 1978 to January 2001, Mr. Steele served in a variety of globally focused executive roles at IBM Corporation. Mr. Steele received a B.S. from Bucknell University.

Frank van Veenendaal has served as our President, Worldwide Corporate Sales and Services since February, 2007. Since joining us in 2001, Mr. van Veenendaal has also served in various sales management positions, including Senior Vice President, North America Sales. From 1995 to 2001, Mr. van Veenendaal was Senior Vice President of Sales of Actuate Corporation, a software company. Mr. van Veenendaal received a B.S. from Rensselaer Polytechnic Institute.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock has been quoted on the New York Stock Exchange under the symbol "CRM."

The following table sets forth for the indicated periods the high and low closing sales prices of our common stock as reported by the New York Stock Exchange.

	High	Low
Fiscal year ending January 31, 2007		
First quarter	$40.10	$32.52
Second quarter	$35.02	$21.85
Third quarter	$41.33	$24.66
Fourth quarter	$44.00	$36.05
Fiscal year ending January 31, 2006		
First quarter	$16.99	$12.96
Second quarter	$24.08	$14.09
Third quarter	$25.73	$18.63
Fourth quarter	$42.99	$24.70

Dividend Policy

We have never paid any cash dividends on our common stock. Our board of directors currently intends to retain any future earnings to support operations and to finance the growth and development of our business and does not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board.

Stockholders

As of January 31, 2007 there were 189 registered stockholders of record of our common stock, including the Depository Trust Company, which holds shares of salesforce.com common stock on behalf of an indeterminate number of beneficial owners.

Securities Authorized for Issuance under Equity Compensation Plans

The information concerning our equity compensation plans is incorporated by reference herein to the section of the Proxy Statement entitled "Equity Compensation Plan Information."

Stock Performance Graph

The following shall not be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the Standard & Poor's 500 Index and the Nasdaq Computer & Data Processing Index for the period beginning on June 23, 2004 (the date our common stock commenced trading on the New York Stock Exchange) through January 31, 2007, assuming an initial investment of $100. Data for the Standard & Poor's 500 Index and the Nasdaq Computer & Data Processing Index assume reinvestment of dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.

Comparison of Cumulative Total Returns of salesforce.com, inc.



DOLLARS
400
350
300
250
200
150
100
50
6/23/04 7/30/04 10/29/04 1/31/05 4/29/05 7/29/05 10/31/05 1/31/06 4/28/06 7/31/06 10/31/06 1/31/07
salesforce.com, inc. S&P 500 Index Nasdaq Computer & Data Processing Index

	6/23/04	7/30/04	10/29/04	1/31/05	4/29/05	7/29/05	10/31/05	1/31/06	4/28/06	7/31/06	10/31/06	1/31/07
salesforce.com, inc.	100.00	118.27	184.73	124.55	131.18	214.09	227.18	373.18	318.64	233.64	354.73	398.45
S&P 500 Index	100.00	96.30	98.79	103.25	101.12	107.88	105.50	111.89	114.56	111.59	120.44	125.71
Nasdaq Computer & Data Processing Index	100.00	92.12	95.37	100.45	93.77	104.81	103.22	111.93	107.94	96.79	112.92	116.62

Recent Sales of Unregistered Securities

None

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Form 10-K. The consolidated statement of operations data for the years ended January 31, 2007, 2006 and 2005, and the selected consolidated balance sheet data as of January 31, 2007 and 2006 are derived from, and are qualified by reference to, the audited consolidated financial statements and are included in this Form 10-K. The consolidated statement of operations data for the years ended January 31, 2004 and 2003 and the consolidated balance sheet data as of January 31, 2005, 2004 and 2003 are derived from audited consolidated financial statements which are not included in this Form 10-K.

The customer and subscriber data are unaudited.

	Fiscal Year Ended January 31,				
(in thousands, except per share and customer and subscriber data)	2007	2006	2005	2004	2003
Consolidated Statement of Operations:					
Revenues:					
Subscription and support	$451,660	$280,639	$157,977	$85,796	$ 47,656
Professional services and other	45,438	29,218	18,398	10,227	3,335
Total revenues	497,098	309,857	176,375	96,023	50,991
Cost of revenues (1):					
Subscription and support	61,457	34,457	12,727	7,782	7,199
Professional services and other	57,433	34,669	20,727	9,491	3,164
Total cost of revenues	118,890	69,126	33,454	17,273	10,363
Gross profit	378,208	240,731	142,921	78,750	40,628
Operating expenses (1):					
Research and development	44,614	23,330	9,822	6,962	4,648
Marketing and sales	252,935	149,598	96,311	54,600	33,522
General and administrative	84,257	47,986	30,268	16,915	12,958
Lease recovery	—	(285)	—	(3,445)	—
Total operating expenses	381,806	220,629	136,401	75,032	51,128
Income (loss) from operations	(3,598)	20,102	6,520	3,718	(10,500)
Interest income	14,977	7,726	2,658	379	471
Interest expense	(193)	(69)	(37)	(22)	(77)
Other income	1,310	439	12	164	98
Income (loss) before (provision) benefit for income taxes and minority interest	12,496	28,198	9,153	4,239	(10,008)
(Provision) Benefit for income taxes	(9,795)	1,310	(1,217)	(541)	—
Income (loss) before minority interest	2,701	29,508	7,936	3,698	(10,008)
Minority interest in consolidated joint venture	(2,220)	(1,034)	(590)	(184)	292
Net income (loss) (2)	$ 481	$ 28,474	$ 7,346	$ 3,514	$ (9,716)
Net income (loss) per share:					
Basic	$ 0.00	$ 0.27	$ 0.10	$ 0.12	$ (0.37)
Diluted	0.00	0.24	0.07	0.04	(0.37)
Weighted-average shares used in computing per share amounts:					
Basic (3)	112,386	107,274	75,503	29,605	26,375
Diluted (3)	120,154	118,737	110,874	95,409	26,375

(1) Cost of revenues and operating expenses include stock-based expenses, consisting of (in thousands):

	Fiscal Year Ended January 31,				
	2007	2006	2005	2004	2003
Cost of revenues	$ 5,522	$ 575	$ 634	$ 655	$ 428
Research and development	4,523	332	282	462	402
Marketing and sales	18,392	1,325	1,296	2,029	1,696
General and administrative	10,768	1,216	1,402	1,213	2,241
Total stock-based expenses	$39,205	$3,448	$3,614	$4,359	$4,767

Effective February 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, or SFAS 123R, using the modified prospective transition method and therefore has not restated results for prior periods.

(2) Net income during fiscal 2006 included a $6.8 million income tax benefit which was recorded during the third quarter.

(3) For information regarding the computation of per share amounts, refer to note 1 of the notes to our consolidated financial statements.

	As of January 31,				
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities (4)	$412,512	$296,792	$205,938	$ 35,812	$ 16,009
Working capital	42,097	68,592	47,044	4,140	1,172
Total assets	664,832	434,749	280,499	87,511	39,673
Long-term obligations	1,408	1,339	2,317	1,830	5,206
Convertible preferred stock	—	—	—	61,137	61,137
Accumulated deficit	(35,633)	(36,114)	(64,588)	(71,934)	(75,448)
Total stockholders' equity (deficit)	281,791	196,371	145,131	(46,237)	(55,875)
Customer and Subscriber Data (unaudited):					
Approximate number of customers	29,800	20,500	13,900	8,700	5,700
Approximate number of paying subscriptions (5)	646,000	393,000	227,000	127,000	76,000

(4) Cash, cash equivalents and marketable securities includes net proceeds of $113.8 million from our sale of 11,500,000 shares of common stock in June 2004 from our initial public offering.

(5) Paying subscriptions are defined as unique user accounts, purchased by customers for use by their employees and other customer-authorized users that have not been suspended for non-payment and for which we are recognizing subscription revenue.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements, including, without limitation, our expectations regarding our outlook and future revenues, expenses, results of operations and liquidity. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in the section titled "Risk Factors." Except as required by law, we assume no obligation to update the forward-looking statements or our risk factors for any reason.

Overview

We are the leading provider, based on market share, of application services that allow organizations to easily share customer information on demand, according to a December 2006 report by IDC. We provide a comprehensive CRM service to businesses of all sizes and industries worldwide.

We were founded in February 1999 and began offering our on-demand CRM application service in February 2000.

In order to increase our revenues and take advantage of our market opportunity, we will need to, among other things, continue to add substantial numbers of paying subscriptions and upgrade our customers to more fully featured versions such as our Unlimited Edition. We plan to re-invest our revenues for the foreseeable future by expanding our data center capacity; upgrading our development and test data center; hiring additional personnel, particularly in customer-related areas; expanding our domestic and international selling and marketing activities; increasing our research and development activities to upgrade and extend our service offerings and to develop new services and technologies; expanding the number of locations around the world where we conduct business; adding to our infrastructure to support our growth; and expanding our operational systems to manage a growing business. Additionally, in our effort to further strengthen and extend our service offering, we may in the future acquire or make investments in complementary companies, services and technologies.

We expect marketing and sales costs, which were 51 percent of our total revenues for the year ended January 31, 2007 and 48 percent of our total revenues for the same period a year ago, to continue to represent a substantial portion of total revenues in the future as we seek to add and manage more paying subscribers, build brand awareness and increase the number of marketing events that we sponsor.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2007, for example, refer to the fiscal year ended January 31, 2007.

Sources of Revenues

We derive our revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing our on-demand application service, and from customers purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) related professional services and other revenues. Other revenues consist primarily of training fees. Subscription and support revenues accounted for approximately 90 percent of our total revenues during fiscal 2007, 2006 and 2005. Subscription revenues are driven primarily by the number of paying subscribers of our service and the subscription price of our service. None of our customers accounted for more than 5 percent of our revenues during fiscal 2007, 2006 and 2005.

Subscription and support revenues are recognized ratably over the contract terms beginning on the commencement dates of each contract. The typical subscription and support term is 12 to 24 months, although terms range from one to 60 months. Our subscription and support contracts are noncancelable, though customers typically have the right to terminate their contracts for cause if we materially fail to perform. We generally invoice our customers in advance, in annual or quarterly installments, and typical payment terms provide that our customers pay us within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue, or in revenue depending on whether the revenue recognition criteria have been met. In general, we collect our billings in advance of the subscription service period.

Professional services and other revenues consist of fees associated with consulting and implementation services and training. Our consulting and implementation engagements are typically billed on a time and materials basis. We also offer a number of classes on implementing, using and administering our service that are billed on a per person, per class basis. Our typical payment terms provide that our customers pay us within 30 days of invoice.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of subscription and support revenues primarily consists of expenses related to hosting our service and providing support, the costs of additional data center capacity, depreciation or operating lease expense associated with computer equipment, costs associated with website development activities, allocated overhead and amortization expense associated with capitalized software. To date, the amortization expense associated with capitalized software has not been material to our cost of revenues. We allocate overhead such as rent and occupancy charges based on headcount. Employee benefit costs and taxes are allocated based upon a percentage of total compensation expense. As such, general overhead expenses are reflected in each cost of revenue and operating expense category. Cost of professional services and other revenues consists primarily of employee-related costs associated with these services, including stock-based expenses, the cost of subcontractors and allocated overhead. The cost associated with providing professional services is significantly higher as a percentage of revenue than for our on-demand subscription service due to the labor costs associated with providing professional services.

We intend to continue to invest additional resources in our on-demand application service and in our consulting services. The timing of these additional expenses will affect our cost of revenues, both in terms of absolute dollars and as a percentage of revenues, in a particular quarterly period. For example, we plan to increase the number of employees who are fully dedicated to consulting services. We have also obtained additional data center capacity on the west and east coasts of the United States. We expect the annual cost of these resources to be significant.

Research and Development. Research and development expenses consist primarily of salaries and related expenses, including stock-based expenses, the costs of our development and test data center and allocated overhead. We have historically focused our research and development efforts on increasing the functionality and enhancing the ease of use of our on-demand application service. Our proprietary, scalable and secure multi-tenant architecture enables us to provide all of our customers with a service based on a single version of our application. As a result, we do not have to maintain multiple versions, which enables us to have relatively low research and development expenses as compared to traditional enterprise software companies. We expect that in the future, research and development expenses will increase in absolute dollars as we upgrade and extend our service offerings and develop new technologies.

Marketing and Sales. Marketing and sales expenses are our largest cost and consist primarily of salaries and related expenses, including stock-based expenses, for our sales and marketing staff, including commissions, payments to partners, marketing programs and allocated overhead. Marketing programs consist of advertising, events, corporate communications and brand building and product marketing activities.

We plan to continue to invest heavily in marketing and sales by increasing the number of direct sales personnel in order to add new customers and increase penetration within our existing customer base, expanding our domestic and international selling and marketing activities, building brand awareness and sponsoring additional marketing events. We expect that in the future, marketing and sales expenses will increase in absolute dollars and continue to be our largest cost.

General and Administrative. General and administrative expenses consist of salaries and related expenses, including stock-based expenses, for finance and accounting, human resources and management information systems personnel, legal costs, professional fees, other corporate expenses and allocated overhead. We expect that in the future, general and administrative expenses will increase in absolute dollars as we add personnel and incur additional professional fees and insurance costs related to the growth of our business, international expansion and operations as a public company, including the continuing cost of our compliance with Section 404 of the Sarbanes-Oxley Act.

Stock-Based Expenses. Our cost of revenues and operating expenses include stock-based expenses related to option and stock awards to employees and non-employee directors. As described below, on February 1, 2006 we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, or SFAS 123R, which requires companies to expense their stock option awards. We adopted SFAS 123R using the modified prospective transition method and therefore we have not restated results for prior periods. These charges are significant and are reflected in our financial results.

Prior to February 1, 2006, we recognized stock-based expenses related to options and warrants issued to non-employees and option grants to employees in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25. Under APB 25, the compensation expense of stock options to employees was measured based on the difference in the deemed fair value of our common stock and the exercise price of the option on the date of the grant These differences occurred prior to our June 2004 initial public offering.

Joint Venture

In December 2000, we established a Japanese joint venture, Kabushiki Kaisha salesforce.com, with SunBridge, Inc., a Japanese corporation, to assist us with our sales efforts in Japan. As of January 31, 2007, we owned a 65 percent interest in the joint venture. Because of this majority interest, we consolidate the venture's financial results, which are reflected in each revenue, cost of revenues and expense category in our consolidated statement of operations. We then record minority interest, which reflects the minority investors' interest in the venture's results, exclusive of intercompany charges. Through January 31, 2007, the operating performance and liquidity requirements of the Japanese joint venture had not been significant. While we plan to expand our selling and marketing activities in Japan in order to add new customers, we believe the future operating performance and liquidity requirements of the Japanese joint venture will not be significant.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in note 1 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition" and Emerging Issues Task Force, or EITF, Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables."

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the collection of our fees is reasonably assured; and (4) the amount of fees to be paid by the customer is fixed or determinable. Our arrangements do not contain general rights of return.

We recognize subscription revenues ratably over the contract terms beginning on the commencement dates of each contract. Support revenues from customers who purchase our premium support offerings are recognized similarly over the term of the support contract. As part of their subscription agreements, customers generally benefit from new features and functionality with each release at no additional cost. In situations where we have contractually committed to an individual customer specific technology, we defer all of the revenue for that customer until the technology is delivered and accepted. Once delivery occurs, we then recognize the revenue over the remaining contract term.

Consulting services and training revenues are accounted for separately from subscription and support revenues when these services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts. The majority of our consulting service contracts are on a time and material basis. Training revenues are recognized after the services are performed. For revenue arrangements with multiple deliverables, such as an arrangement that includes subscription, premium support, consulting or training services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.

In determining whether the consulting services can be accounted for separately from subscription and support revenues, we consider the following factors for each consulting agreement: availability of the consulting services from other vendors, whether objective and reliable evidence for fair value exists for the undelivered elements, the nature of the consulting services, the timing of when the consulting contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer's satisfaction with the consulting work. If a consulting arrangement does not qualify for separate accounting, we recognize the consulting revenue ratably over the remaining term of the subscription contract. Additionally, in these situations we defer the direct costs of the consulting arrangement and amortize those costs over the same time period as the consulting revenue is recognized. The deferred cost on our consolidated balance sheet totaled $5,232,000 at January 31, 2007 and $1,686,000 at January 31, 2006. Such amounts are included in prepaid expenses and other current assets and other assets.

Accounting for Deferred Commissions. We defer commission payments to our direct sales force. The commissions are deferred and amortized to sales expense over the noncancelable terms of the related subscription contracts with our customers, which are typically 12 to 24 months. The commission payments, which are paid in full the month after the customer's service commences, are a direct and incremental cost of the revenue arrangements. The deferred commission amounts are recoverable through the future revenue streams under the noncancelable customer contracts. We believe this is the preferable method of accounting as the commission charges are so closely related to the revenue from the noncancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized.

During fiscal 2007, we deferred $37.9 million of commission expenditures and we amortized $23.4 million to sales expense. During the same period a year ago, we deferred $22.1 million of commission expenditures and we amortized $14.6 million to sales expense. Deferred commissions on our consolidated balance sheet totaled $31.6 million at January 31, 2007 and $17.1 million at January 31, 2006.

Accounting for Stock-Based Awards. Effective February 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method and therefore we have not restated results for prior periods. Prior to February 1, 2006, we accounted for share-based compensation under APB 25.

SFAS 123R requires all employee share-based payments, including grants of employee stock options, be recognized as expense in the statement of operations based on their fair values and vesting periods. We recognize the fair value of our stock awards on a straight-line basis over the requisite service period of the award, which is the vesting term of four years.

We recognized stock-based expense of $39.2 million during fiscal 2007. The requirement to expense stock-based awards will continue to materially reduce our reported results of operations. As of January 31, 2007, we had an aggregate of $152.4 million of stock compensation remaining to be amortized to expense over the remaining requisite service period of the underlying awards. We currently expect this stock compensation balance to be amortized as follows: $53.5 million during fiscal 2008; $47.3 million during fiscal 2009; $36.5 million during fiscal 2010; and $15.1 million during fiscal 2011. The expected amortization reflects only outstanding stock awards as of January 31, 2007 and assumes no forfeiture activity. We expect to continue to issue share-based awards to our employees in future periods.

The impact of SFAS 123R in the future is dependent upon, among other things, the timing of when we hire additional employees, the effect of long-term incentive strategies involving stock awards in order to continue to attract and retain employees, the total number of stock awards granted, the fair value of the stock awards at the time of grant, changes in estimated forfeiture assumption rates and the tax benefit that we may or may not receive from stock-based expenses. Additionally, the application of SFAS 123R requires the use of an option-pricing model to determine the fair value of stock option awards. This determination of fair value is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards.

During fiscal 2007, we awarded 876,303 restricted stock units to our employees. We plan to continue awarding restricted stock units in the future. The restricted stock units, which upon vesting entitles the holder to one share of common stock for each restricted stock unit, have an exercise price of $0.001 per share, which is equal to the par value of our common stock, and vest over 4 years. During fiscal 2007, the fair value of the restricted units is based on our closing stock price on the date of grant, which ranged from $29.35 to $39.35 per share, and compensation expense, net of estimated forfeitures, is recognized on a straight-line basis over the vesting period.

Accounting for Income Taxes. We account for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of our assets and liabilities and for net operating loss and tax credit carryforwards. The tax expense or benefit for unusual items, prior year tax exposure items or certain adjustments to the valuation allowance are treated as discrete items in the interim period in which the events occur.

Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses arising from SFAS 123R and the valuation of deferred tax assets and liabilities.

Results of Operations

The following tables set forth selected consolidated statements of operations data for each of the periods indicated (in thousands, except customer and subscriber data).

	Fiscal Year Ended January 31,		
	2007	2006	2005
Revenues:			
Subscription and support	$451,660	$280,639	$157,977
Professional services and other	45,438	29,218	18,398
Total revenues	497,098	309,857	176,375
Cost of revenues:			
Subscription and support	61,457	34,457	12,727
Professional services and other	57,433	34,669	20,727
Total cost of revenues	118,890	69,126	33,454
Gross profit	378,208	240,731	142,921
Operating expenses:			
Research and development	44,614	23,330	9,822
Marketing and sales	252,935	149,598	96,311
General and administrative	84,257	47,986	30,268
Lease recovery	—	(285)	—
Total operating expenses	381,806	220,629	136,401
Income (loss) from operations	(3,598)	20,102	6,520
Interest income	14,977	7,726	2,658
Interest expense	(193)	(69)	(37)
Other income	1,310	439	12
Income before (provision) benefit for income taxes and minority interest	12,496	28,198	9,153
(Provision) benefit for income taxes	(9,795)	1,310	(1,217)
Income before minority interest	2,701	29,508	7,936
Minority interest in consolidated joint venture	(2,220)	(1,034)	(590)
Net income	$ 481	$ 28,474	$ 7,346
In addition to the statement of operations data above:			
Cash flow provided by operating activities	$111,224	$ 95,893	$ 55,872

	As of January 31,	
	2007	2006
Balance sheet data:		
Cash, cash equivalents and marketable securities	$412,512	$296,792
Deferred revenue	284,063	169,175
Customer and subscriber data (unaudited):		
Approximate number of customers	29,800	20,500
Approximate number of paying subscriptions (1)	646,000	393,000

(1) Paying subscriptions are defined as unique user accounts, purchased by customers for use by their employees and other customer-authorized users that have not been suspended for non-payment and for which we are recognizing subscription revenue.

	Fiscal Year Ended January 31,		
	2007	2006	2005
		(in thousands)	
Revenues by geography:			
Americas	$387,570	$247,009	$140,871
Europe	75,026	43,577	25,201
Asia Pacific	34,502	19,271	10,303
	$497,098	$309,857	$176,375

Cost of revenues and operating expenses include the following amounts related to stock-based awards.

	Fiscal Year Ended January 31,		
	2007	2006	2005
		(in thousands)	
Stock-based expenses:			
Cost of revenues	$ 5,522	$ 575	$ 634
Research and development	4,523	332	282
Marketing and sales	18,392	1,325	1,296
General and administrative	10,768	1,216	1,402
	$39,205	$3,448	$3,614

Effective February 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, or SFAS 123R, using the modified prospective transition method and therefore we have not restated results for prior periods.

The following tables set forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenues.

	Fiscal Year Ended January 31,		
	2007	2006	2005
Revenues:			
Subscription and support	91%	91%	90%
Professional services and other	9	9	10
Total revenues	100	100	100
Cost of revenues:			
Subscription and support	12	11	7
Professional services and other	12	11	12
Total cost of revenues	24	22	19
Gross profit	76	78	81
Operating expenses:			
Research and development	9	8	5
Marketing and sales	51	48	55
General and administrative	17	16	17
Lease recovery	—	—	—
Total operating expenses	77	72	77
Income (loss) from operations	(1)	6	4
Interest income	4	3	1
Interest expense	—	—	—
Other income	—	—	—
Income before (provision) benefit for income taxes and minority interest	3	9	5
(Provision) benefit for income taxes	(2)	1	(1)
Income before minority interest	1	10	4
Minority interest in consolidated joint venture	(1)	(1)	—
Net income	— %	9%	4%

	Fiscal Year Ended January 31,		
	2007	2006	2005
Revenues by geography:			
Americas	78%	80%	80%
Europe	15	14	14
Asia Pacific	7	6	6
	100%	100%	100%

	Fiscal Year Ended January 31,		
	2007	2006	2005
Stock-based expenses:			
Cost of revenues	1%	— %	— %
Research and development	1	—	—
Marketing and sales	4	1	1
General and administrative	2	—	1
	8%	1%	2%

Overview of Fiscal Year Ended January 31, 2007

On February 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method. The adoption of this accounting pronouncement resulted in a significant reduction in our financial operating results. During fiscal 2007, our net income was $481,000, which included $39.2 million of stock-based expenses, or 8 percent of total revenue. Net income during the same period a year ago was $28.5 million. Net income during the year ended January 31, 2006 included a tax benefit of approximately $7.2 million which resulted from the reduction of our valuation allowance for certain of our deferred tax assets. This determination was primarily based on our cumulative profitability over the past several quarters plus the projected current and future taxable income that expected to be realized, particularly in specific tax jurisdictions such as the United States. The net income for the year ended January 31, 2006 also included $3.4 million of stock-based expenses, or 1 percent of total revenue.

Revenues during fiscal 2007 were $497.1 million, an increase of 60 percent over the same period a year ago. The total number of paying subscriptions increased to approximately 646,000 as of January 31, 2007 from approximately 393,000 as of January 31, 2006.

Our gross profit during fiscal 2007 was $378.2 million, or 76 percent of revenues, and included stock-based expenses of $5.5 million. Our operating loss was $3.6 million and included stock-based expenses of $39.2 million. During the same period a year ago, we generated a gross profit of $240.7 million, or 78 percent of revenues, and had operating income of $20.1 million. Operating income during the year ended January 31, 2006 also included $3.4 million of stock-based expense.

Additionally, during fiscal 2007, we re-invested our revenue growth in an effort to expand our business. We incurred costs related to our data center capacity and upgrading our development and test data center. Additionally, we added sales personnel to focus on adding new customers and increasing the sale of subscriptions to existing customers, professional services personnel to support our consulting services, developers to broaden and enhance our on-demand service and we invested in our infrastructure to meet the demands of an expanding business.

During fiscal 2007, we generated $111.2 million of cash from operating activities, as compared to $95.9 million during the same period a year ago. At January 31, 2007, we had cash, cash equivalents and marketable securities of $412.5 million, as compared to $296.8 million at January 31, 2006, accounts receivable of $128.7 million at January 31, 2007, as compared to $76.1 million at January 31, 2006, and deferred revenue of $284.1 million at January 31, 2007, as compared to $169.2 million at January 31, 2006.

On April 10, 2006, we acquired 100 percent of the outstanding stock of Sendia Corporation, a privately-held on-demand wireless application company based in Santa Monica, California, for $15.5 million in cash including acquisition costs. We believe Sendia's solution will provide our customers with the increased ability to access on-demand applications via mobile handheld devices.

Fiscal Years Ended January 31, 2007 and 2006

Revenues. Total revenues were $497.1 million for the year ended January 31, 2007, compared to $309.9 million during the same period a year ago, an increase of $187.2 million, or 60 percent. Subscription and support revenues were $451.7 million, or 91 percent of total revenues, for the year ended January 31, 2007, compared to $280.7 million, or 91 percent of total revenues, during the same period a year ago. The increase in subscription and support revenues was due primarily to the increase in the number of paying subscriptions to approximately 646,000 as of January 31, 2007 from approximately 393,000 as of January 31, 2006. Professional services and other revenues were $45.4 million, or 9 percent of total revenues, for the year ended January 31, 2007, compared to $29.2 million, or 9 percent of total revenues, for the same period a year ago. The increase in professional services and other revenues was due primarily to the higher demand for services from an increased number of paying subscriptions and customers.

Revenues in Europe and Asia Pacific accounted for $109.5 million, or 22 percent of total revenues, during the year ended January 31, 2007, compared to $62.8 million, or 20 percent of total revenues, during the same period a year ago, an increase of $46.7 million, or 74 percent. The increase in revenues outside of the Americas was the result of our efforts to expand internationally.

Cost of Revenues. Cost of revenues was $118.9 million, or 24 percent of total revenues, during the year ended January 31, 2007, compared to $69.1 million, or 22 percent of total revenues, during the same period a year ago, an increase of $49.8 million. The increase in absolute dollars was primarily due to an increase of $17.0 million in employee-related costs, primarily all of which was due to the 59 percent increase in the headcount of our professional services organization since January 31, 2006, an increase of $4.9 million in stock-based expenses, an increase of $15.6 million in service delivery costs, primarily due to our efforts in adding data center capacity, an increase of $3.9 million in depreciation and amortization expenses, an increase of $5.4 million in outside subcontractor and other service costs and an increase of $2.1 million in allocated overhead. The cost of the additional professional services headcount resulted in the cost of professional services and other revenues to be in excess of the related revenue during fiscal 2007 by $12.0 million. We increased the professional services headcount in order to meet the current and anticipated demand for our consulting and training services as our subscriber base has expanded and includes more large businesses and as we have expanded internationally.

We intend to continue to invest additional resources in our on-demand application service and in our capacity to deliver professional services. The timing of these additional expenses, together with the requirement to expense stock options, will affect our cost of revenues, both in terms of absolute dollars and as a percentage of revenues. We expect the cost of professional services and other revenue to continue to be in excess of the related revenue during fiscal 2008. We plan to make this investment since our professional services are designed to facilitate the adoption of our on-demand application service.

Research and Development. Research and development expenses were $44.6 million, or 9 percent of total revenues, during the year ended January 31, 2007, compared to $23.3 million, or 8 percent of total revenues, during the same period a year ago, an increase of $21.3 million. The increase in absolute dollars was due to an increase of $12.0 million in employee-related costs, an increase of $4.2 million in stock-based expenses, an increase of $2.7 million in depreciation expense, equipment and service costs and an increase of $2.4 million in allocated overhead. We increased our research and development headcount by 84 percent since January 31, 2006 in order to upgrade and extend our service offerings and develop new technologies.

Marketing and Sales. Marketing and sales expenses were $252.9 million, or 51 percent of total revenues, during the year ended January 31, 2007, compared to $149.6 million, or 48 percent of total revenues, during the same period a year ago, an increase of $103.3 million. The increase in absolute dollars was primarily due to increases of $71.4 million in employee-related costs, $17.1 million in stock-based expenses, $2.9 million in marketing, advertising and event costs, $1.5 million in partner referral fees and $9.2 million in allocated overhead. Our marketing and sales headcount increased by 55 percent since January 31, 2006 as we hired additional sales personnel to focus on adding new customers and increasing penetration within our existing customer base.

General and Administrative. General and administrative expenses were $84.3 million, or 17 percent of total revenues, during the year ended January 31, 2007, compared to $48.0 million, or 16 percent of total revenues, during the same period a year ago, an increase of $36.3 million. The increase was primarily due to an increase of $28.8 million in employee-related costs, $9.5 million in stock-based expenses, $6.5 million in infrastructure-related costs and $5.5 million in professional and outside service costs, which were primarily offset by $13.7 million in increased allocated charges to non-general and administrative departments. Our general and administrative headcount increased by 62 percent since January 31, 2006 as we added personnel to support our growth.

Operating Income (Loss). Operating loss during the year ended January 31, 2007 was $3.6 million and included $39.2 million of stock-based expenses related to SFAS 123R. During the same period a year ago, operating income was $20.1 million and included $3.4 million of stock-based expenses. The increase in our revenues was re-invested in an effort to expand our business.

Interest Income. Interest income consists of investment income on cash and marketable securities balances. Interest income was $15.0 million during the year ended January 31, 2007 and was $7.7 million during the same period a year ago. The increase was primarily due to increased marketable securities balances resulting from the cash generated by operating activities and increased market interest rates.

(Provision) Benefit for Income Taxes. We recorded a provision for income taxes of $9.8 million during the year ended January 31, 2007, compared to a benefit for income taxes of S1.3 million during the same period a year ago. Included in the fiscal 2006 $1.3 million income tax benefit was a $7.2 million reversal of the valuation allowance related to certain of our deferred tax assets. Prior to the third quarter of last year, we recorded a full valuation allowance to reserve for the benefit of our deferred tax assets due to the uncertainty surrounding our ability to realize these assets.

The (provision) benefit amounts equated to an effective tax rate of 78 percent for the current period and a negative 5 percent for the same period a year ago.

The fiscal 2007 provision as a percentage of income before provision for income taxes and minority interest was significantly higher than for the same period a year ago primarily due to foreign losses for which no tax benefit can be realized, certain nondeductible stock-based expenses resulting from the adoption of SFAS 123R and the $7.2 million reversal of the valuation allowance a year ago.

Additionally, the impact of adopting SFAS 123R and the business combination accounting adjustments from the acquisition of Sendia Corporation had a significant impact on the calculation of our effective tax rate because these charges significantly lowered our income before provision for income taxes and minority interest and we were not able to recognize a full income tax benefit for the stock-based expenses and foreign losses. See Note 6 "Income Taxes" to the Notes to the Consolidated Financial Statements for our reconciliation of income taxes at the statutory federal rate to the provision for income taxes.

Fiscal Years Ended January 31, 2006 and 2005

Revenues. Total revenues were $309.9 million for the year ended January 31, 2006, compared to $176.4 million during the same period a year ago, an increase of $133.5 million, or 76 percent. Subscription and support revenues were $280.7 million, or 91 percent of total revenues, for the year ended January 31, 2006, compared to $158.0 million, or 90 percent of total revenues, during the same period a year ago. The increase in subscription and support revenues was due primarily to the increase in the number of paying subscribers to approximately 393,000 as of January 31, 2006 from approximately 227,000 as of January 31, 2005. Professional services and other revenues were $29.2 million, or 9 percent of total revenues, for the year ended January 31, 2006, compared to $18.4 million, or 10 percent of total revenues, for the same period a year ago. The increase in professional services and other revenues was due primarily to the higher demand for services from an increased number of paying subscribers and customers.

Revenues in Europe and Asia Pacific accounted for $62.8 million, or 20 percent of total revenues, during the year ended January 31, 2006, compared to $35.5 million, or 20 percent of total revenues, during the same period a year ago, an increase of $27.3 million, or 77 percent. The increase in revenues outside of the Americas was the result of our efforts to expand internationally.

Cost of Revenues. Cost of revenues was $69.1 million, or 22 percent of total revenues, during the year ended January 31, 2006, compared to $33.5 million, or 19 percent of total revenues, during the same period a year ago, an increase of $35.6 million. The increase in absolute dollars was primarily due to an increase of $14.6 million in employee-related costs, primarily all of which was due to the 60 percent increase in the headcount of our professional services organization since January 31, 2005, an increase of $11.6 million in service delivery costs, primarily due to our efforts in adding data center capacity, an increase of $1.5 million in depreciation and amortization expenses, an increase of $3.3 million in outside subcontractor and other service costs and an increase of $4.3 million in allocated overhead charges. The cost of the additional professional services headcount resulted in the cost of professional services and other revenues to be in excess of the related revenue during the year ended January 31, 2006 by $5.5 million. We increased the professional services headcount in order to meet the anticipated demand for our consulting and training services as our subscriber base has expanded.

Research and Development. Research and development expenses were $23.3 million, or 8 percent of total revenues, during the year ended January 31, 2006, compared to $9.8 million, or 5 percent of total revenues, during the same period a year ago, an increase of $13.5 million. The increase in absolute dollars was primarily due to an increase of $7.7 million in employee-related costs, an increase of $3.6 million in equipment and service costs primarily due to upgrading our new development and test data center and a $1.6 million increase in allocated overhead charges. We increased our research and development headcount by 77 percent since January 31, 2005 in order to upgrade and extend our service offerings and develop new technologies. During the year ended January 31, 2006, we capitalized $1.4 million in development costs associated with planned releases of our application service.

Marketing and Sales. Marketing and sales expenses were $149.6 million, or 48 percent of total revenues, during the year ended January 31, 2006, compared to $96.3 million, or 55 percent of total revenues, during the same period a year ago, an increase of $53.3 million. The increase in absolute dollars was primarily due to an increase of $37.9 million in employee-related costs, $5.0 million in marketing spending related to new service offerings, advertising and events and a $9.1 million increase in allocated overhead. Our marketing and sales headcount increased by 72 percent since January 31, 2005 as we hired additional sales personnel to focus on adding new customers and increasing penetration within our existing customer base.

General and Administrative. General and administrative expenses were $48.0 million, or 16 percent of total revenues, during the year ended January 31, 2006, compared to $30.3 million, or 17 percent of total revenues, during the same period a year ago, an increase of $17.7 million. The increase was primarily due to an increase of $22.2 million in employee-related costs, $4.1 million in professional and outside service costs and $4.5 million in infrastructure-related costs, which were offset by $15.0 million in increased allocated charges to non-general and administrative departments. Our general and administrative headcount increased by 69 percent since January 31, 2005 as we added personnel to support our growth.

Lease Recovery. The lease recovery of $285,000, which occurred during the first quarter of fiscal 2006, was due to the reduction in accruals associated with the San Francisco, California office space that we abandoned in December 2001. In March 2005, we entered into an agreement with our primary landlord that released us from a portion of the future obligations associated with the remaining space abandoned in exchange for an agreement to lease additional space elsewhere in the building at fair value. Accordingly, we recorded a $285,000 credit to reflect the reversal of a portion of the accrual that was directly related to this space.

Operating Income. Operating income during the year ended January 31, 2006 was $20.1 million. During the same period a year ago, it was $6.5 million. The increase was primarily due to the increase in revenues, most of which was re-invested in an effort to expand our business.

Interest Income. Interest income consists of investment income on cash and marketable securities balances. During the year ended January 31, 2005, interest income also included the interest income on outstanding loans made to individuals who early exercised their stock options. None of these individuals was an executive officer or director of the Company and all of them repaid their loan balances by February 28, 2005. Interest income was $7.7 million during the year ended January 31, 2006 and was $2.7 million during the same period a year ago. The increase was primarily due to increased marketable securities balances resulting from the $113.8 million of net proceeds from the sale of our common stock in our initial public offering in June 2004 and the cash generated by operating activities since January 31, 2005.

Benefit (Provision) for Income Taxes. We recorded a benefit for income taxes of $1.3 million during the year ended January 31, 2006, compared to a provision for income taxes of $1.2 million during the same period a year ago. Included in the $1.3 million benefit for income taxes was a partial reversal of the valuation allowance related to certain of our deferred tax assets totaling $7.2 million. Prior to fiscal 2006, we recorded a full valuation allowance to reserve for the benefit of our deferred tax assets due to the uncertainty surrounding our ability to realize these assets. As of January 31, 2006, we had $7.2 million of deferred tax assets, net of deferred tax liabilities, on our consolidated balance sheet.

As of January 31, 2006, we maintained a $41.8 million valuation allowance against the deferred tax assets attributable to employee stock option exercises and operating losses from certain foreign subsidiaries.

This effective tax rate differs from the statutory rate primarily due to the utilization of previously unrecognized domestic loss carryovers offset by losses in certain foreign jurisdictions for which no benefit was recognized. See Note 6 "Income Taxes" to the Notes to the Consolidated Financial Statements for our reconciliation of income taxes at the statutory federal rate to the provision for income taxes.

Liquidity and Capital Resources

At January 31, 2007, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $412.5 million and accounts receivable of $128.7 million.

Net cash provided by operating activities was $111.2 million during the year ended January 31, 2007 and $95.9 million during the same period a year ago. The improvement in cash flow was due primarily to the increased number of paying subscribers to our service. Cash provided by operating activities has historically been affected by sales of subscriptions and support and professional services, changes in working capital accounts, particularly increases in accounts receivable and deferred revenue and the timing of commission and bonus payments, and add-backs of non-cash expense items such as depreciation and amortization and the expense associated with stock-based awards.

Net cash used in investing activities was $168.6 million during the year ended January 31, 2007 and $47.8 million during the same period a year ago. The net cash used in investing activities during the year ended January 31, 2007 primarily related to the investment of operating cash balances and capital expenditures associated with the purchase of software licenses, computer equipment and furniture and fixtures as we have expanded our infrastructure and work force. In April 2006, we acquired Sendia Corporation for $15.5 million including acquisition costs and in December 2006, we increased our ownership interest in Kabushiki Kaisha salesforce.com from 63 percent to 65 percent by purchasing some shares held by a minority partner for $2.8 million.

Net cash provided by financing activities was $45.0 million during the year ended January 31, 2007 and $15.8 million during the same period a year ago. During the year ended January 31, 2007, the $29.1 million of proceeds from the exercise of employee stock options and warrants and $16.6 million of tax benefits from employee stock plans were offset by principal payments on capital lease obligations.

As of January 31, 2007, we have a total of $5.9 million in letters of credit outstanding in favor of our landlords for office space in San Francisco, California, New York, Singapore and Australia. To date, no amounts have been drawn against the letters of credit, which renew annually and mature at various dates through December 2015.

We do not have any special purpose entities, and other than operating leases for office space and computer equipment, we do not engage in off-balance sheet financing arrangements. Additionally, we currently do not have a bank line of credit.

Our principal commitments consist of obligations under leases for office space and co-location facilities for additional data center capacity and the development and test data center, and computer equipment and furniture and fixtures. We also have long-term liabilities related primarily to lease abandonments. At January 31, 2007, the future minimum payments under these commitments as well as our long-term liability were as follows:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
			(in thousands)		
Capital lease obligations	$ 185	$ 179	$ 6	$ —	$ —
Operating lease obligations:					
Office space	136,679	24,574	44,779	32,476	34,850
Computer equipment and furniture and fixtures	60,794	34,057	26,728	9	—
Contractual commitments	1,125	1,125	—	—	—
Lease abandonment liabilities and other	2,107	196	756	267	888

Our lease agreements provide us with the option to renew. Our future operating lease obligations would change if we exercised these options and if we entered into additional operating lease agreements as we expand our operations.

Purchase orders are not included in the table above. Our purchase orders represent authorizations to purchase rather than binding agreements. The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

We believe our existing cash, cash equivalents and short-term marketable securities and cash provided by operating activities will be sufficient to meet our working capital and capital expenditure needs over the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new services and enhancements to existing services, the timing of capital expenditures and expenses associated with Web hosting and the continuing market acceptance of our services. To the extent that available funds are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing.

During fiscal 2008, we may enter into arrangements to acquire or invest in other businesses, services or technologies. While we believe we have sufficient financial resources to take these actions, we may be required to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of whether it is more likely than not that a tax position will be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN 48 also provides guidance on the recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for fiscal years beginning after December 15, 2006. We are currently evaluating what impact, if any, the adoption of FIN 48 will have on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective beginning in the first quarter of fiscal 2009. We are currently assessing whether adoption of SFAS No. 157 will have an impact on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound Sterling, Canadian dollar, Japanese Yen and Australian dollar. We seek to minimize the impact of certain foreign currency fluctuations by hedging certain balance sheet exposures with foreign currency forward and option contracts. Any gain or loss from settling these contracts is offset by the loss or gain derived from the underlying balance sheet exposures. The hedging contracts by policy have maturities of less than three months and settle before the end of each quarterly period. Additionally, by policy, we do not enter into any hedging contracts for trading or speculative purposes.

Interest rate sensitivity

We had cash, cash equivalents and marketable securities totaling $412.5 million at January 31, 2007. These amounts were invested primarily in money market funds and instruments, corporate notes and bonds, government securities and other debt securities with strong credit ratings. The cash, cash equivalents and short-term marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our fixed-income portfolio is subject to interest rate risk. An immediate increase or decrease in interest rates of 100-basis points could result in a $2.8 million market value reduction or increase of the same amount. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities.

At January 31, 2006, we had cash, cash equivalents and marketable securities totaling $296.8 million. The fixed-income portfolio was also subject to interest rate risk. Changes in interest rates of 100-basis points would have resulted in market value changes of $1.6 million.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
salesforce.com, inc.

We have audited the accompanying consolidated balance sheets of salesforce.com, inc. as of January 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of salesforce.com, inc. at January 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of salesforce.com, inc.'s internal control over financial reporting as of January 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2007 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, in fiscal 2007, salesforce.com, inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment."

/s/ ERNST & YOUNG LLP

San Jose, California
March 9, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
salesforce.com, inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that salesforce.com, inc. maintained effective internal control over financial reporting as of January 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Salesforce.com's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that salesforce.com, inc. maintained effective internal control over financial reporting as of January 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, salesforce.com, inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of salesforce.com, inc. as of January 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2007 and our report dated March 9, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
March 9, 2007

salesforce.com, inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	January 31, 2007	January 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 86,608	$ 99,842
Short-term marketable securities	165,816	107,723
Accounts receivable, net of allowance for doubtful accounts of $1,223 and $1,296 at January 31, 2007 and 2006, respectively	128,693	76,128
Deferred commissions	22,072	13,186
Deferred income taxes	228	—
Prepaid expenses and other current assets	15,679	6,338
Total current assets	419,096	303,217
Marketable securities, noncurrent	160,088	89,227
Fixed assets, net	30,155	24,216
Deferred commissions, noncurrent	9,478	3,889
Deferred income taxes, noncurrent	20,625	10,416
Goodwill	6,705	—
Other assets	18,685	3,784
Total assets	$664,832	$434,749
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 8,870	$ 10,212
Accrued expenses and other current liabilities	77,151	48,782
Income taxes payable	6,739	2,650
Deferred income taxes	—	3,191
Deferred revenue	284,063	169,175
Current portion of capital lease obligations	176	615
Total current liabilities	376,999	234,625
Capital lease obligations, net of current portion	6	184
Long-term lease abandonment liability and other	1,402	1,155
Minority interest	4,634	2,414
Total liabilities	383,041	238,378
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized and none outstanding at January 31, 2007 and 2006	—	—
Common stock, $0.001 par value; 400,000,000 shares authorized, 114,537,560 and 110,513,576 issued and outstanding at January 31, 2007 and 2006, respectively	115	111
Additional paid-in capital	319,496	237,010
Deferred stock-based compensation	—	(2,531)
Accumulated other comprehensive loss	(2,187)	(2,105)
Accumulated deficit	(35,633)	(36,114)
Total stockholders' equity	281,791	196,371
Total liabilities and stockholders' equity	$664,832	$434,749

See accompanying Notes to Consolidated Financial Statements.

salesforce.com, inc.

Consolidated Statements of Operations
(in thousands, except per share data)

	Fiscal Year Ended January 31,		
	2007	2006	2005
Revenues:			
Subscription and support	$451,660	$280,639	$157,977
Professional services and other	45,438	29,218	18,398
Total revenues	497,098	309,857	176,375
Cost of revenues (1):			
Subscription and support	61,457	34,457	12,727
Professional services and other	57,433	34,669	20,727
Total cost of revenues	118,890	69,126	33,454
Gross profit	378,208	240,731	142,921
Operating expenses (1):			
Research and development	44,614	23,330	9,822
Marketing and sales	252,935	149,598	96,311
General and administrative	84,257	47,986	30,268
Lease recovery	—	(285)	—
Total operating expenses	381,806	220,629	136,401
Income (loss) from operations	(3,598)	20,102	6,520
Interest income	14,977	7,726	2,658
Interest expense	(193)	(69)	(37)
Other income	1,310	439	12
Income before (provision) benefit for income taxes and minority interest	12,496	28,198	9,153
(Provision) benefit for income taxes	(9,795)	1,310	(1,217)
Income before minority interest	2,701	29,508	7,936
Minority interest in consolidated joint venture	(2,220)	(1,034)	(590)
Net income	$ 481	$ 28,474	$ 7,346
Basic net income per share	$ 0.00	$ 0.27	$ 0.10
Diluted net income per share	0.00	0.24	0.07
Weighted-average number of shares used in per share amounts:			
Basic	112,386	107,274	75,503
Diluted	120,154	118,737	110,874

(1) Amounts include stock-based expenses, as follows (see Note 1):

	Fiscal Year Ended January 31,		
	2007	2006	2005
Cost of revenues	$ 5,522	$ 575	$ 634
Research and development	4,523	332	282
Marketing and sales	18,392	1,325	1,296
General and administrative	10,768	1,216	1,402
	$ 39,205	$ 3,448	$ 3,614

See accompanying Notes to Consolidated Financial Statements.

salesforce.com, inc.

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Notes Receivables from Stockholders	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Comprehensive Loss	Total Stockholders' (Deficit) Equity
	Shares	Amount	Shares	Amount							
Balances at January 31, 2004	58,024,345	$ 61,137	31,530,626	$ 32	$ 35,580	$(8,251)	$(1,674)	$ 10	$(71,934)	$(71,924)	$ (46,237)
Issuance of common stock in connection with initial public offering, net of issuance costs incurred	—	—	11,500,000	12	113,756	—	—	—	—	—	113,768
Conversion of preferred stock into common	(58,024,345)	(61,137)	58,024,345	58	61,079	—	—	—	—	—	61,137
Deferred compensation related to the issuance of Company and subsidiary stock options	—	—	—	—	624	(955)	—	—	—	—	(331)
Amortization of Company and subsidiary deferred stock-based compensation	—	—	—	—	—	3,298	—	—	—	—	3,298
Exercise of stock options, warrants and stock grants to board members for board services	—	—	4,126,845	3	5,473	—	—	—	—	—	5,476
Tax benefits from employee stock plans	—	—	—	—	798	—	—	—	—	—	798
Repurchase of unvested shares	—	—	(191,000)	—	(254)	—	—	—	—	—	(254)
Fair value of stock awards issued to nonemployees for services	—	—	—	—	167	—	—	—	—	—	167
Accrued interest on stockholder notes receivable	—	—	—	—	—	—	(96)	—	—	—	(96)
Collection of outstanding note receivable balances	—	—	—	—	—	—	1,043	—	—	—	1,043
Sale of subsidiary common stock	—	—	—	—	25	—	—	—	—	—	25
Foreign currency translation adjustment	—	—	—	—	—	—	—	(260)	—	(260)	(260)
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(749)	—	(749)	(749)
Net income	—	—	—	—	—	—	—	—	7,346	7,346	7,346
Comprehensive income, year ended January 31, 2005	—	—	—	—	—	—	—	—	—	6,337	—
Balances at January 31, 2005	—	$ —	104,990,816	$105	$217,248	$(5,908)	$ (727)	$(999)	$(64,588)	$(65,587)	$145,131

See accompanying Notes to Consolidated Financial Statements

salesforce.com, inc.

Consolidated Statements of Stockholders' Equity—(Continued)
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Notes Receivables from Stockholders	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount							
Balances at January 31, 2005	104,990,816	$105	$217,248	$(5,908)	$(727)	$ (999)	$(64,588)	$(65,587)	$145,131
Reversal of deferred compensation resulting from the cancellation of Company and subsidiary stock options	—	—	(269)	612	—	—	—	—	343
Amortization of Company and subsidiary deferred stock-based compensation	—	—	—	2,765	—	—	—	—	2,765
Exercise of stock options, warrants and stock grants to board members for board services	5,547,883	6	16,118	—	—	—	—	—	16,124
Tax benefits from employee stock plans	—	—	3,662	—	—	—	—	—	3,662
Repurchase of unvested shares	(25,123)	—	(28)	—	—	—	—	—	(28)
Fair value of stock awards issued to nonemployees for services	—	—	279	—	—	—	—	—	279
Collection of outstanding note receivable balances	—	—	—	—	727	—	—	—	727
Foreign currency translation adjustment	—	—	—	—	—	(287)	—	(287)	(287)
Unrealized loss on marketable securities	—	—	—	—	—	(819)	—	(819)	(819)
Net income	—	—	—	—	—	—	28,474	28,474	28,474
Comprehensive income, year ended January 31, 2006	—	—	—	—	—	—	—	27,368	—
Balances at January 31, 2006	110,513,576	$111	$237,010	$(2,531)	$ —	$(2,105)	$(36,114)	$(38,219)	$196,371

See accompanying Notes to Consolidated Financial Statements.

salesforce.com, inc.

Consolidated Statements of Stockholders' Equity—(Continued)
(in thousands, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Comprehensive Loss	Total Stockholders' Equity
Balances at January 31, 2006	110,513,576	$111	$237,010	$(2,531)	$(2,105)	$(36,114)	$(38,219)	$196,371
Reclassification of deferred compensation resulting from the adoption of SFAS 123R	—	—	(2,531)	2,531	—	—	—	—
Exercise of stock options, warrants and stock grants to board members for board services	4,032,132	4	29,691	—	—	—	—	29,695
Tax benefits from employee stock plans	—	—	16,480		—	—	—	16,480
Stock-based expenses	—	—	38,858	—	—	—	—	38,858
Repurchase of unvested shares	(8,148)	—	(12)	—	—	—	—	(12)
Foreign currency translation adjustment	—	—	—	—	(842)	—	(842)	(842)
Unrealized gain on marketable securities	—	—	—	—	760	—	760	760
Net income	—	—	—	—	—	481	481	481
Comprehensive income, year ended January 31, 2007	—	—	—	—	—	—	399	—
Balances at January 31, 2007	114,537,560	$115	$319,496	$ —	$(2,187)	$(35,633)	$(37,820)	$281,791

See accompanying Notes to Consolidated Financial Statements.

salesforce.com, inc.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended January 31,		
	2007	2006	2005
Operating activities			
Net income	$ 481	$ 28,474	$ 7,346
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interest in consolidated joint venture	2,220	1,034	590
Depreciation and amortization	12,504	6,027	3,147
Loss on retirement of fixed assets	—	48	223
Amortization of deferred commissions	23,381	14,606	15,598
Lease recovery	—	(285)	—
Change in the deferred income tax valuation allowance	—	(7,225)	—
Accrued interest on stockholder notes receivable	—	—	(96)
Expense related to stock-based awards	39,205	3,448	3,614
Excess tax benefits from employee stock plans	(16,574)	3,662	798
Changes in assets and liabilities:			
Accounts receivable	(52,523)	(27,254)	(22,338)
Deferred commissions	(37,856)	(22,068)	(14,055)
Prepaid expenses and other current assets	(8,157)	(2,871)	65
Other assets	(1,709)	(1,620)	(216)
Accounts payable	(1,764)	7,687	490
Accrued expenses and other current liabilities	27,926	16,521	14,801
Income taxes	9,590	2,434	(318)
Deferred revenue	114,500	73,275	46,223
Net cash provided by operating activities	111,224	95,893	55,872
Investing activities			
Business combination	(15,502)	—	—
Purchase of subsidiary stock	(2,777)	—	—
Restricted cash	—	3,191	721
Purchases of marketable securities	(827,562)	(193,165)	(282,220)
Sales and maturities of marketable securities	699,368	165,603	136,608
Capital expenditures	(22,123)	(23,434)	(4,308)
Net cash used in investing activities	(168,596)	(47,805)	(149,199)
Financing activities			
Net proceeds from the issuance of common stock	—	—	113,768
Proceeds from the exercise of stock options and warrants	29,082	15,735	4,746
Excess tax benefits from employee stock plans	16,574	—	—
Collection of notes receivable from stockholders	—	727	1,043
Principal payments on capital lease obligations	(617)	(614)	(493)
Repurchase of unvested shares	(12)	(28)	(254)
Proceeds from subsidiary stock offerings	—	—	40
Net cash provided by financing activities	45,027	15,820	118,850
Effect of exchange rate changes	(889)	203	(255)
Net increase (decrease) in cash and cash equivalents	(13,234)	64,111	25,268
Cash and cash equivalents at beginning of year	99,842	35,731	10,463
Cash and cash equivalents at end of year	$ 86,608	$ 99,842	$ 35,731
Supplemental cash flow disclosure:			
Cash paid during the period for:			
Interest	$ 193	$ 69	$ 37
Income taxes, net of tax refunds	$ 273	$ (169)	$ 730
Noncash financing and investing activities			
Fixed assets acquired under capital lease	$ —	$ 129	$ 1,699
Conversion of preferred stock into common	$ —	$ —	$ 61,137
Net exercise of warrants	$ —	$ 287	$ 15

See accompanying Notes to Consolidated Financial Statements.

salesforce.com, inc.

Notes to Consolidated Financial Statements

1. Summary of Business and Significant Accounting Policies

Description of Business

Salesforce.com, inc. (the "Company") is the leading provider, based on market share, of application services that allow organizations to easily share customer information on demand, according to a December 2006 report by International Data Corporation. It provides a comprehensive customer relationship management ("CRM") service to businesses of all sizes and industries worldwide. The Company began to offer its on-demand application service on a subscription basis in February 2000. The Company conducts its business worldwide.

Fiscal Year

The Company's fiscal year ends on January 31. References to fiscal 2007, for example, refer to the fiscal year ending January 31, 2007.

Accounting for Stock-Based Compensation

Effective February 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, or SFAS 123R, using the modified prospective transition method and therefore has not restated results for prior periods. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expenses in the statement of operations based on their fair values and vesting periods.

As a result of implementing SFAS 123R, the Company's income before provision for income taxes and minority interest for fiscal 2007 was $35.1 million, or approximately $20.4 million after tax, lower than if it had continued to account for share-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Basic and diluted earnings per share for fiscal 2007 were $0.18 and $0.17 per share, respectively, lower than if the Company continued to account for share-based compensation under APB 25.

Under the modified prospective transition method, stock-based expense includes compensation expense for all options granted prior to, but not yet vested as of February 1, 2006, based on the grant date fair value estimated in accordance with the original provision of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). Stock-based compensation expense for all stock-based compensation awards granted after February 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

The Company recognizes these stock-based expenses on a straight-line basis over the requisite service period of the award, which is the option vesting term of four years. The Company adjusts share-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on a review of recent forfeiture activity and expected future employee turnover. The effect of adjusting the forfeiture rate for all expense amortization after February 1, 2006 is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments during fiscal 2007 was insignificant.

Prior to the adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with APB 25. Under APB 25, compensation expense of fixed stock options was based,on the difference on the date of the grant between the deemed fair value of the Company's stock and the exercise price of the option. The differences occurred prior to the Company's initial public offering in June 2004 when there was no established public market for the Company's common stock. Compensation expense was recognized on a single award straight-line basis over the option-vesting period of four years.

Also, in accordance with SFAS 123R, beginning in fiscal 2007, the Company presented the benefits of tax deductions in excess of recognized compensation expense ("excess tax benefits from employee stock plans") as a cash flow from financing activity in the accompanying Consolidated Statements of Cash Flows, rather than as a cash flow from operating activity, as was prescribed under accounting rules applicable through fiscal 2006. These benefits totaled $16.6 million and $3.7 million during fiscal 2007 and 2006, respectively.

In fiscal 2007, the Company awarded 876,303 restricted stock units to its employees. The restricted stock units, which upon vesting entitles the holder to one share of common stock for each restricted stock unit, have an exercise price of $0.001 per share, which is equal to the par value of the Company's common stock, and vest over 4 years. The fair value of the restricted stock units is based on the Company's closing stock price on the date of grant, which ranged from $29.35 to $39.35 per share during fiscal 2007, and compensation expense, net of estimated forfeitures, is recognized on a straight-line basis over the vesting period.

As of January 31, 2007, the aggregate stock compensation remaining to be amortized to costs and expenses was $152.4 million. The Company expects this stock compensation balance to be amortized as follows: $53.5 million during fiscal 2008; $47.3 million during fiscal 2009; $36.5 million during fiscal 2010; and $15.1 million during fiscal 2011. The expected amortization reflects only outstanding stock awards as of January 31, 2007 and assumes there will be no forfeiture activity.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions and fair value per share:

	Fiscal Year Ended January 31,		
	2007	2006	2005
Volatility	46 - 50%	50 - 75%	75 - 100%
Weighted-average estimated life	4 years	4 years	4 years
Weighted-average risk-free interest rate	4.42 - 5.03%	3.79 - 4.52%	2.86 - 3.70%
Dividend yield	—	—	—
Weighted-average fair value per share of grants	$14.92	$11.11	$7.42

The expected life of options granted is based on the simplified calculation of expected life, described in the U.S. Securities and Exchange Commission's Staff Accounting Bulletin 107. Accordingly, the weighted-average estimated life assumption of 4 years is based on the average of the vesting term and the 5 year contractual lives of all options awarded after February 1, 2006. The weighted-average risk free interest rate is based on the rate for a 4 year U.S. government security at the time of the option grant.

During the three months ended July 31, 2005, the Company reevaluated the assumptions used to estimate the future volatility of its stock price. The Company estimated its future stock price volatility considering both observed option-implied volatilities and historical volatility calculations for both the Company and a group of peer comparable companies. Management believes this is the best estimate of the expected volatility over the 4 year weighted-average expected life of its option grants. As a result of its reevaluation and the general market decline in share price volatilities, the Company reduced its volatility assumption from 75 percent to 50 percent. As of January 31, 2007, the Company's estimate of its future stock price volatility is 46 percent.

Had compensation cost for the Company's stock-based compensation plans been determined using the fair-value method at the grant date for awards under those plans calculated using the Black-Scholes pricing model and recognized on a straight-line basis over the option vesting periods, the Company's net income for fiscal 2006 and 2005 would have been decreased to the pro forma amounts indicated below (in thousands, except per share data):

	Fiscal Year Ended January 31,	
	2006	2005
Net income, as reported	$ 28,474	$ 7,346
Add: Total stock-based compensation expense included in the determination of net income	2,765	3,298
Deduct: Total stock-based compensation expense determined under the fair-value-based method for all awards. Such expense amounts are not net of tax benefits	(22,649)	(13,901)
Net income (loss), pro forma	$ 8,590	$ (3,257)
Net income (loss), per share:		
Basic:		
As reported	$ 0.27	$ 0.10
Pro forma	0.08	(0.04)
Diluted:		
As reported	$ 0.24	$ 0.07
Pro forma	0.07	(0.04)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in the Company's consolidated financial statements and notes thereto.

Significant estimates and assumptions made by management include the determination of the provision for income taxes and the fair value of stock awards issued. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Additionally, the Company holds a majority interest in Kabushiki Kaisha salesforce.com ("Salesforce Japan"), a Japanese joint venture. As of January 31, 2007, the Company owned a 65 percent interest in the joint venture. Given the Company's majority ownership interest in the joint venture, the accounts of the joint venture have been consolidated with the accounts of the Company, and a minority interest has been recorded for the minority investors' interests in the net assets and operations of the joint venture to the extent of the minority investors' individual investments. Additionally, the Company records gains and losses resulting from the change of interest in Salesforce Japan directly to stockholders' equity as additional paid-in capital.

Segments

The Company operates in one segment.

Foreign Currency Translation

The functional currency of the Company's major foreign subsidiaries is generally the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as part of a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in net income for the period. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date as quoted on the Federal Reserve Bank of New York. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates.

Concentrations of Credit Risk and Significant Customers and Suppliers

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. Collateral is not required for accounts receivable. The Company maintains an allowance for doubtful accounts receivable balances. The allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts.

The Company's accounts receivable and net revenues are derived from a large number of direct customers. No customer accounted for more than 5 percent of accounts receivable at January 31, 2007 and 2006. No single customer accounted for 5 percent or more of total revenue during fiscal 2007, 2006 and 2005.

As of January 31, 2007 and 2006, assets located outside the Americas were 12 percent and 6 percent of total assets, respectively. Revenues by geographical region are as follows (in thousands):

	Fiscal Year Ended January 31,		
	2007	2006	2005
Revenues by geography:			
Americas	$387,570	$247,009	$140,871
Europe	75,026	43,577	25,201
Asia Pacific	34,502	19,271	10,303
	$497,098	$309,857	$176,375

As of January 31, 2007, the Company serves its customers and users from a third-party Web hosting facility located on the west coast of the United States, leased from Equinix, Inc. As part of the Company's current disaster recovery arrangements, the existing production environment and all of the customers' data is replicated in near real-time in a separate back-up facility located on the east coast. Features added through acquisition are temporarily served through alternate facilities. The Company does not control the operation of any of these facilities, which are vulnerable to damage or interruption. Even with the disaster recovery arrangements, the Company's service could be interrupted.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, which primarily consist of cash on deposit with banks and money market funds, are stated at cost, which approximates fair value.

Marketable Securities

Management determines the appropriate classification of investments in marketable securities at the time of purchase in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and reevaluates such determination at each balance sheet date.

Securities, which are classified as available for sale at January 31, 2007 and 2006, are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Fair value is determined based on quoted market rates. Realized gains and losses and declines in value judged to be other-than-temporary on securities available for sale are included as a component of interest income. The cost of securities sold is based on the specific-identification method. Interest on securities classified as available for sale is also included as a component of interest income.

Gross realized gains and gross realized losses on the sale of available-for-sale securities were less than 1 percent of interest income in fiscal 2007, 2006 and 2005.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, short term marketable securities, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities.

Fixed Assets

Fixed assets are stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Computers, equipment, and software	3 to 5 years
Furniture and fixtures	5 to 7 years
Leasehold improvements	Shorter of the estimated useful life or the lease term

When assets are retired, the cost and accumulated depreciation and amortization are removed from their respective accounts and any loss on such retirement is reflected in operating expenses. When assets are otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts and any gain or loss on such sale or disposal is reflected in other income.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determinations are made, as well as in subsequent periods.

For goodwill resulting from the Company's acquisition of Sendia Corporation (see Note 3. Acquisition) in April 2006, the Company evaluates the recoverability of the goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* The Company tests the balance for impairment annually in the fourth quarter or more often if and when circumstances indicate that goodwill may not be recoverable. There was no impairment of goodwill during the year ended January 31, 2007.

Software and Website Development Costs

The Company follows the guidance of Emerging Issues Task Force ("EITF") Issue No. 00-2, *Accounting for Web Site Development Costs* ("EITF 00-2"), and EITF Issue No. 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware* ("EITF 00-3"). EITF 00-2 sets forth the accounting for website development costs based on the website development activity. EITF 00-3 sets forth the accounting for software in a hosting arrangement. As such, the Company follows the guidance set forth in Statement of Position 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"), in accounting for the development of its on-demand application service. SOP 98-1 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage and amortize them over the software's estimated useful life of three years.

The Company capitalized $4,826,000, $1,352,000 and $465,000 in internal use software during fiscal 2007, 2006, and 2005, respectively. Amortization expense totaled $750,000, $443,000 and $396,000 during fiscal 2007, 2006 and 2005, respectively.

Comprehensive Income (Loss)

Comprehensive income consists of net income and other comprehensive income, which includes certain changes in equity that is excluded from net income. Specifically, cumulative foreign currency translation and unrealized gains and losses on marketable securities adjustments, net of tax, are included in accumulated other comprehensive loss. Comprehensive income has been reflected in stockholders' equity.

The components of accumulated other comprehensive loss were as follows (in thousands):

	As of January 31,	
	2007	2006
Foreign currency translation adjustments	$(1,379)	$ (537)
Net unrealized losses on marketable securities	(808)	(1,568)
	$(2,187)	$(2,105)

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the fiscal period. Diluted net income per share is computed giving effect to all potential dilutive common stock, including options, restricted stock units and warrants. The dilutive effect of outstanding stock options, restricted stock units and warrants is reflected in diluted earnings per share by application of the treasury stock method.

A reconciliation of the denominator used in the calculation of basic and diluted net income per share is as follows (in thousands):

	Fiscal Year Ended January 31,		
	2007	2006	2005
Numerator:			
Net income	$ 481	$ 28,474	$ 7,346
Denominator:			
Weighted-average shares outstanding for basic earnings per share, net of weighted-average shares of common stock subject to repurchase	112,386	107,274	75,503
Effect of dilutive securities:			
Convertible preferred stock which was converted into shares of common stock upon the closing of the Company's initial public offering	—	—	22,317
Employee stock awards and warrants	7,768	11,463	13,054
Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per share	120,154	118,737	110,874

Outstanding unvested common stock purchased by employees is subject to repurchase by the Company and therefore is not included in the calculation of the weighted-average shares outstanding for basic earnings per share.

The following were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact (in thousands):

	Fiscal Year Ended January 31,		
	2007	2006	2005
Stock awards	4,019	387	674

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized.

The Company recorded a provision for income taxes of $9.8 million during fiscal 2007, compared to an income tax benefit of $1.3 million during the same period a year ago and a provision for income taxes of $1.2 million during fiscal 2005. The fiscal 2006 benefit includes a $7.2 million reversal of the valuation allowance related to certain of our deferred tax assets.

The fiscal 2007 provision as a percentage of income before provision for income taxes and minority interest was significantly higher than the prior year primarily due to foreign losses for which no tax benefit can be realized, certain nondeductible stock-based expenses resulting from the adoption of SFAS 123R and the $7.2 million reversal of the valuation allowance a year ago. The total income tax benefit recognized in the accompanying consolidated statements of operations related to SFAS 123R was $12.4 million during fiscal 2007 and related to APB 25 $1.3 million during fiscal 2006 and $1.3 million during fiscal 2005.

Revenue Recognition

The Company derives its revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing its on-demand application service, and from customers purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) related professional services and other revenue. Other revenues consist primarily of training fees. Because the Company provides its application as a service, the Company follows the provisions of SEC Staff Accounting Bulletin No. 104, *Revenue Recognition* and Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*. The Company recognizes revenue when all of the following conditions are met:

- There is persuasive evidence of an arrangement;
- The service has been provided to the customer;
- The collection of the fees is reasonably assured; and
- The amount of fees to be paid by the customer is fixed or determinable.

The Company's arrangements do not contain general rights of return.

Subscription and support revenues are recognized ratably over the contract terms beginning on the commencement date of each contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Professional services and other revenues, when sold with subscription and support offerings, are accounted for separately when these services have value to the customer on a standalone basis and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts. The majority of the Company's consulting contracts are on a time and material basis. Training revenues are recognized after the services are performed. For revenue arrangements with multiple deliverables, the Company allocates the total customer arrangement to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately. For revenue arrangements with multiple deliverables, such as an arrangement that includes subscription, premium support, consulting or training services, the Company allocates the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.

In determining whether the consulting services can be accounted for separately from subscription and support revenues, the Company considers the following factors for each consulting agreement: availability of the consulting services from other vendors, whether objective and reliable evidence for fair value exists for the undelivered elements, the nature of the consulting services, the timing of when the consulting contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer's satisfaction with the consulting work. If a consulting arrangement does not qualify for separate accounting, the Company recognizes the consulting revenue ratably over the remaining term of the subscription contract. Additionally, in these situations, the Company defers only the direct costs of the consulting arrangement and amortizes those costs over the same time period as the consulting revenue is recognized. As of January 31, 2007 and 2006, the deferred cost on the accompanying consolidated balance sheet totaled $5,232,000 and $1,686,000, respectively. These deferred costs are included in prepaid and other current assets and other assets.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from the Company's subscription service described above and is recognized as the revenue recognition criteria are met. The Company generally invoices its customers in annual or quarterly installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year, noncancelable subscription agreements.

Deferred Commissions

Deferred commissions are the incremental costs that are directly associated with noncancelable subscription contracts with customers and consist of sales commissions paid to the Company's direct sales force. The commissions are deferred and amortized over the noncancelable terms of the related customer contracts, which are typically 12 to 24 months. The commission payments are paid in full the month after the customer's service commences. The deferred commission amounts are recoverable through the future revenue streams under the noncancelable customer contracts. The Company believes this is the preferable method of accounting as the commission charges are so closely related to the revenue from the noncancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized. Amortization of deferred commissions is included in marketing and sales expense in the accompanying consolidated statements of operations.

Warranties and Indemnification

The Company's on-demand application service is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company's online help documentation under normal use and circumstances.

The Company's arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party's intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

The Company has entered into service level agreements with a small number of its customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits or terminate their agreements in the event that the Company fails to meet those levels. During fiscal 2007, the Company paid out approximately $0.8 million and reduced its reserve by $0.2 million. As of January 31, 2007 and 2006, the reserve balance was approximately $0.4 million and $1.4 million, respectively.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by the Company, arising out of that person's services as the Company's director or officer or that person's services provided to any other company or enterprise at the Company's request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $14,733,000, $12,932,000 and $6,908,000 for fiscal 2007, 2006 and 2005, respectively.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of whether it is more likely than not that a tax position will be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN 48 also provides guidance on the recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating what impact, if any, the adoption of FIN 48 will have on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective beginning in the first quarter of fiscal 2009. The Company is currently assessing whether adoption of SFAS No. 157 will have an impact on its financial statements.

2. Joint Venture

On December 7, 2000, the Company entered into a joint venture agreement with SunBridge, Inc., a Japanese corporation, to establish Salesforce Japan. In December 2006, in a transaction with SunBridge, Inc., the Company increased its interest in Salesforce Japan from 63 to 65 percent in exchange for a cash payment of $2.8 million. The Company is accounting for this investment as a step acquisition. The allocation of the investment has not been completed. As of January 31, 2007, the cost of the additional shares is included in Other Assets in the accompanying Consolidated Balance Sheet.

Provided that the Company owns at least 30 percent of the outstanding voting shares of the joint venture, the Company has the right to appoint three of the six board members of the joint venture, and together with SunBridge, may appoint a fourth director.

The Board of Directors of the joint venture has authorized option plans to purchase shares in Salesforce Japan. The option plans are in accordance with the rules and regulations of the Commercial Code of Japan. One of the option plans includes antidilution provisions such that the option holders are allowed additional options if the joint venture issues additional stock and the exercise price of their options is reduced if the additional stock is issued for an amount less than such exercise price. These provisions resulted in variable accounting for this plan prior to the adoption of SFAS 123R, as the number of options awarded is not fixed and no measurement date currently exists.

In fiscal 2007, 2006 and 2005, the joint venture granted options to purchase 8,400, 23,600 and 10,000 shares, respectively, to its employees to purchase shares of common stock in the joint venture. The stock options were issued with an exercise price ranging from ¥4,000 to ¥15,000 per share (approximately $34 to $129 per share), ¥4,000 per share (approximately $34 per share) and ¥4,000 per share (approximately $37 per share), respectively, and vest over a two-year period.

As a result of these stock option grants, the joint venture recognized stock-based expenses of $247,000, $7,000 and $23,000 during fiscal 2007, 2006 and 2005, respectively. As a result of an employee termination, during fiscal 2006 and 2005 the joint venture reversed compensation expense of $20,000 and $475,000, respectively, which had been previously recognized.

Given the Company's majority ownership interest in the joint venture, the accounts of the joint venture have been consolidated with the accounts of the Company, and a minority interest has been recorded for the third party's interest in the net assets and operations of the joint venture to the extent of the minority partners' individual investments. All intercompany transactions have been eliminated, with the exception of minority interest.

Under the terms of the joint venture agreement, the joint venture will terminate if the joint venture becomes a public company or is sold to a third party, or upon the mutual agreement of the parties. In addition, if the Company commits a breach of, or if the Company fails to perform, its material obligations under the joint venture agreement, which are not cured in a timely manner, SunBridge can require the Company to purchase all of its shares in the joint venture. The purchase price for SunBridge's shares would be the then fair market value plus a specified premium. In the event that SunBridge commits a breach of, or if it fails to perform, its material obligations under the joint venture agreement, which it does not cure in a timely manner, or if SunBridge enters into bankruptcy proceedings, the Company can require SunBridge to sell to it all of their shares in the joint venture. The purchase price for SunBridge's shares would be the then fair market value less a specified discount. Additionally, if the Company and SunBridge are unable to agree on certain operational matters, either party can require the other to purchase all of its shares of the joint venture at a price equal to the then fair value market value. Fair market value is to be determined by mutual agreement of the parties, or if the parties are unable to agree, by an independent appraiser.

3. Acquisition

On April 10, 2006, the Company acquired 100 percent of the outstanding stock of Sendia Corporation, a privately-held company based in Santa Monica, California, for $15.2 million in cash and $304,000 in acquisition costs. Approximately $1.8 million of the purchase price is attributed to assumed debt that was repaid immediately following the close of the transaction. The Company acquired Sendia because it had an established wireless solution technology.

The Company accounted for this acquisition using Statement of Financial Accounting Standards No. 141, "Business Combinations." Accordingly, the results of operations for the acquired business are included in the accompanying consolidated statements of operations since the acquisition date, and the related assets and liabilities were recorded based upon their relative fair values as of the acquisition date. Pro forma results of operations have not been presented because the effects of the acquisition were not significant.

Management's allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities performed in part by an unrelated third-party appraiser, is as follows (in thousands):

Net tangible assets	$ 447
Developed technology	5,710
Customer relationships	690
Goodwill	6,705
Deferred taxes	2,650
Deferred revenue	(700)
Total purchase price consideration	$15,502

The goodwill balance of $6.7 million is not deductible for tax purposes and is the result of the premium paid for an established wireless solution.

The deferred revenue balance of $0.7 million reflects the estimated fair value of the fulfillment of the existing service arrangements assumed from Sendia in connection with the acquisition plus a reasonable profit margin. The arrangements assumed from Sendia were substantially fulfilled by January 31, 2007.

In performing the purchase price allocation, the Company considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance and estimates of future performance of Sendia's products. The fair value of intangible assets was primarily based on the income approach. The cost approach was also utilized when appropriate. The rate of return utilized to discount the net cash flows to their present values was 25 percent. At January 31, 2007, identifiable intangible assets purchased in the Sendia acquisition consisted of the following (in thousands, except for useful life):

	Gross Fair Value	Accumulated Amortization	Net Book Value	Useful Life
Developed technology	$5,710	$(1,528)	$4,182	3 years
Customer relationships	690	(184)	506	3 years
	$6,400	$(1,712)	$4,688	

The expected future amortization expense for these intangible assets is as follows (in thousands):

Fiscal Period:	
Fiscal 2008	$2,164
Fiscal 2009	2,164
Fiscal 2010	360
	$4,688

4. Balance Sheet Accounts

Marketable Securities

At January 31, 2007, marketable securities consisted of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate notes and obligations	$156,826	$ 9	$(402)	$156,433
Municipal bonds	1,974	—	(17)	1,957
U.S. treasury securities	30,805	—	(215)	30,590
U.S. agency obligations	137,107	5	(188)	136,924
	$326,712	$ 14	$(822)	$325,904

At January 31, 2006, marketable securities consisted of the following (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate notes and obligations	$ 98,686	$—	$ (749)	$ 97,937
Municipal bonds	1,915	—	(52)	1,863
U.S. government and agency obligations	97,917	4	(771)	97,150
	$198,518	$ 4	$(1,572)	$196,950

	As of January 31,	
	2007	2006
Recorded as follows (in thousands):		
Short-term (due in one year or less)	$165,816	$107,723
Long-term (due between one and 3 years)	160,088	89,227
	$325,904	$196,950

The unrealized losses are attributable to changes in interest rates. As of January 31, 2007, the following investments were in an unrealized loss position (in thousands):

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate notes and obligations	$ 83,709	$(236)	$26,930	$(166)	$110,639	$(402)
Municipal bonds	—	—	1,957	(17)	1,957	(17)
U.S. treasury securities	—	—	30,590	(215)	30,590	(215)
U.S. agency obligations	95,983	(123)	8,275	(65)	104,258	(188)
	$179,692	$(359)	$67,752	$(463)	$247,444	$(822)

The unrealized loss for each of these fixed rate investments ranged from less than $1,000 to $38,000. Of the $67.8 million in investments that were in an unrealized loss position 12 months or greater, $56.9 million will reach maturity within the next 12 months. The Company has the ability and intent to hold these investments to maturity and does not believe any of the unrealized losses represent an other-than-temporary impairment based on its evaluation of available evidence as of January 31, 2007. The Company expects to receive the full principal and interest on all of these investment securities.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of January 31,	
	2007	2006
Deferred professional services costs	$ 3,898	$1,200
Prepaid expenses and other current assets	11,781	5,138
	$15,679	$6,338

Fixed Assets

Fixed assets consisted of the following (in thousands):

	As of January 31,	
	2007	2006
Computers, equipment and software	$ 29,440	$ 24,029
Furniture and fixtures	3,866	2,831
Leasehold improvements	20,757	12,355
	54,063	39,215
Less accumulated depreciation and amortization	(23,908)	(14,999)
	$ 30,155	$ 24,216

Depreciation and amortization expense totaled $9,928,000, $5,584,000 and $2,751,000 during fiscal 2007, 2006 and 2005, respectively.

Fixed assets at January 31, 2007 and 2006 included a total of $3,616,000 acquired under capital lease agreements. Accumulated amortization relating to equipment and software under capital leases totaled $3,364,000 and $2,765,000 at January 31, 2007 and 2006, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

Other Assets

Other assets consisted of the following (in thousands):

	As of January 31,	
	2007	2006
Capitalized internal-use software development costs, net of accumulated amortization of $2,150 and $1,400, respectively	$ 5,626	$1,550
Acquired developed technology and other purchased intangibles, net of accumulated amortization of $1,837 and zero, respectively	5,863	—
Deferred professional services costs, noncurrent portion	1,334	486
Long-term deposits	1,958	1,542
Purchase of subsidiary shares in Salesforce Japan	2,777	—
Other	1,127	206
	$18,685	$3,784

During fiscal 2007, the Company capitalized $808,000 of stock-based expenses related to internal-use software development and deferred professional services costs.

Amortization expense of capitalized internal-use software development costs and acquired developed technology and other purchased intangibles totaled $2,587,000, $443,000 and $396,000 during fiscal 2007, 2006 and 2005, respectively.

During fiscal 2007, the Company acquired additional developed technology for $1,300,000 from third parties, which is being amortized on a straight-line basis over 3 years.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of January 31,	
	2007	2006
Accrued compensation	$40,951	$24,465
Accrued other liabilities	15,109	10,844
Current portion of lease abandonment liability	186	186
Liability for early exercise of unvested employee stock options	400	229
Accrued other taxes payable	11,276	7,463
Accrued professional costs	2,749	1,911
Accrued rent	6,480	3,684
	$77,151	$48,782

5. Initial Public Offering

In June 2004, the Company completed the sale of 11,500,000 shares of common stock, which included the underwriters' exercise of an over-allotment option, at a price of $11.00 per share. A total of $126,500,000 in gross proceeds was raised in this initial public offering. After deducting the underwriting discount of $8,855,000 and offering expenses of $3,877,000, net proceeds were $113,768,000.

Upon the closing of the Company's initial public offering, the 58,024,345 shares of the Company's outstanding convertible preferred stock converted, on a one-for-one basis, into shares of common stock.

6. Income Taxes

The domestic and foreign components of income before provisions for income taxes and minority interest were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2007	2006	2005
Domestic	$ 23,498	$31,240	$12,509
Foreign	(11,002)	(3,042)	(3,356)
	$ 12,496	$28,198	$ 9,153

The provision (benefit) for income taxes were as follows (in thousands):

	Fiscal Year Ended January 31,		
	2007	2006	2005
Current:			
Federal	$15,243	$ 4,835	$ 354
State	1,362	211	189
Foreign	2,514	869	674
	19,119	5,915	1,217
Deferred:			
Federal	(7,122)	(4,362)	—
State	(1,368)	(2,863)	—
Foreign	(834)	—	—
	$ 9,795	$(1,310)	$1,217

A reconciliation of income taxes at the statutory federal income tax rate to the provision (benefit) for income taxes included in the accompanying consolidated statements of operations is as follows (in thousands):

	Fiscal Year Ended January 31,		
	2007	2006	2005
U.S. federal taxes at statutory rate	$ 4,374	$ 9,869	$ 3,207
State, net of the federal benefit	(14)	360	189
Foreign losses providing no benefit	3,766	1,978	1,466
Previously unbenefitted tax assets	—	(5,210)	(4,838)
Foreign taxes in excess of the U.S. statutory rate	1,889	280	675
Tax credits	(1,691)	(2,314)	—
Change in valuation allowance	—	(7,225)	—
Other, net	1,471	952	518
	$ 9,795	$(1,310)	$ 1,217

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets were as follows (in thousands):

	As of January 31,	
	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 6,403	$ 38,796
Deferred stock compensation	10,786	1,324
Tax credits	6,051	4,063
Unrealized losses on marketable securities	—	638
Other	15,833	9,359
Total deferred tax assets	39,073	54,180
Less valuation allowance	(1,681)	(41,826)
Total deferred tax assets	37,392	12,354
Deferred tax liabilities—deferred commissions, prepaid expenses and certain intangibles	(16,539)	(5,129)
Net deferred tax assets	$ 20,853	$ 7,225

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been partially offset by a valuation allowance, which decreased by $40.1 million in fiscal 2007 and increased by $13.6 million in fiscal 2006. The valuation allowance as of January 31, 2007 relates primarily to deferred tax assets arising from operating losses from foreign subsidiaries. As a result of SFAS 123R, beginning in fiscal 2007, the excess tax benefits associated with the exercise of stock options are recorded directly to stockholders' equity when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from excess tax benefits occurring in fiscal 2007 and after. Furthermore, during fiscal 2007 we derecognized approximately $40.1 million of federal and state net operating losses generated from prior-year excess tax benefits associated with stock option exercises, the entire amount of which had been subject to a full valuation allowance.

At January 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $140.8 million, which expire in 2020 through 2027, and federal research and development tax credits of approximately $4.8 million, which expire in 2020 through 2027. The Company also has state net operating loss carryforwards of approximately $173.2 million which expire beginning in 2012 and state research and development tax credits of approximately $5.1 million which have no expiration date.

Utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

7. Preferred Stock

After the consummation of the initial public offering in June 2004 and the filing of the Company's amended and restated certificate of incorporation, the Company's board of directors has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. The Company's board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the Company's common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock, or delaying or preventing a change in control. The ability to issue preferred stock could delay or impede a change in control. At January 31, 2007 and 2006, no shares of preferred stock were outstanding.

8. Stockholders' Equity

Stock Options Issued to Employees

The 1999 Stock Option Plan (the "1999 Plan") provides for the issuance of incentive and nonstatutory options to employees and nonemployees of the Company. The 1999 Plan provides for grants of immediately exercisable options; however, the Company has the right to repurchase any unvested common stock upon the termination of employment at the original exercise price.

In addition to the 1999 Plan, the Company maintains the 2004 Equity Incentive Plan, 2004 Employee Stock Purchase Plan and the 2004 Outside Directors' Stock Plan. These plans, other than the 2004 Outside Directors Plan, provide for annual automatic increases on February 1 to the shares reserved for issuance based on the lesser of (i) a specific percentage of the total number of shares outstanding at year end; (ii) a fixed number of shares; or (iii) a lesser number of shares set by the Company's Board of Directors, all as specified in the respective plans.

On February 1, 2007, 4.0 million additional shares were reserved under the 2004 Equity Incentive Plan pursuant to the automatic increase. The 2004 Employee Stock Purchase Plan will not be implemented unless and until the Company's Board of Directors authorizes the commencement of one or more offerings under the plan. No offering periods have been authorized to date.

In April 2006, the Company's Board of Directors approved the 2006 Inducement Equity Incentive Plan (the "Inducement Plan") that allows for stock option and other equity incentive grants to employees in connection with merger or acquisition activity. The total number of shares reserved for issuance under the Inducement Plan is 400,000 shares. As of January 31, 2007, there were 149,350 shares of common stock available for grant under the Inducement Plan.

Prior to February 1, 2006, options issued under the Company's stock option plans were generally for periods not to exceed 10 years and were issued at fair value of the shares of common stock on the date of grant as determined by the trading price of such stock on the New York Stock Exchange. After February 1, 2006, options issued to employees are for periods not to exceed 5 years. Grants made pursuant to the 2004 Equity Incentive Plan and the Inducement Plan do not provide for the immediate exercise of options.

In January 2007, the Company's Board of Directors approved change in control and retention agreements involving the Company's executive officers. Should certain events occur, the executive officers would be entitled to certain benefits that include, among other benefits, vesting acceleration of equity incentives held by the executive at the time of termination resulting from a change in control.

Stock option activity is as follows:

		Options Outstanding		
	Shares Available for Grant	Outstanding Stock Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Balance as of January 31, 2004	2,889,379	15,928,395	$ 2.29	
Increase in options authorized:				
2004 Equity Incentive Plan	4,000,000	—	—	
2004 Outside Directors Stock Plan	1,000,000	—	—	
Granted under all option plans	(6,492,767)	6,492,767	11.61	
Granted to board members for board services	(40,000)	—	—	
Exercised	—	(3,843,880)	1.24	
Cancelled	1,211,693	(1,211,693)	5.80	
Repurchased	191,000	—	—	
Balance as of January 31, 2005	2,759,305	17,365,589	5.74	
Increase in options authorized:				
2004 Equity Incentive Plan	5,000,000	—	—	
Granted under all option plans	(5,269,685)	5,269,685	24.51	
Granted to a board member for board services	(20,000)	—	—	
Exercised	—	(4,832,095)	3.23	
Cancelled	1,797,272	(1,797,272)	9.63	
Repurchased	25,123	—	—	
Balance as of January 31, 2006	4,292,015	16,005,907	12.24	
Increase in options authorized:				
2004 Equity Incentive Plan	5,000,000	—	—	
2006 Inducement Equity Incentive Plan	400,000	—	—	
Options granted under all plans	(5,414,762)	5,414,762	34.35	
Restricted stock units (see next page)	(841,678)	—	—	
Stock grants to board members for board services and advisory board members	(17,500)	—	—	
Exercised	—	(3,889,632)	7.44	
Repurchased	8,148	—	—	
Cancelled	1,575,703	(1,575,703)	24.91	
Balance as of January 31, 2007	5,001,926	15,955,334	$19.67	$385,524,000
Vested or expected to vest		15,303,815	$19.24	$376,331,000
Exercisable at January 31, 2007		5,892,257	$ 8.48	$208,295,000

The total intrinsic value of the options exercised during fiscal 2007, 2006 and 2005 were $111.1 million, $99.5 million and $41.8 million, respectively.

The weighted-average remaining contractual life of vested and expected to vest options is 7 years.

As of January 31, 2007, options to purchase 5,892,257 shares were vested at a weighted average exercise price of $8.48 per share and a remaining weighted-average remaining contractual life of 7 years. The total intrinsic value of these vested options as of January 31, 2007 was $208.3 million.

As of January 31, 2007, 63,307 shares issued pursuant to exercises of options issued under the 1999 Plan remained subject to repurchase.

The following table summarizes information about stock options outstanding as of January 31, 2007:

	Options Outstanding			Options Vested	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$0.06 to $2.50	3,199,055	5.95	$ 1.93	2,784,934	$ 1.85
$4.00 to $13.14	2,374,811	7.07	7.58	1,446,500	7.32
$13.73 to $18.45	2,371,765	7.92	14.66	855,772	14.55
$19.60 to $29.35	3,526,015	6.52	25.63	510,174	22.48
$30.40 to $36.90	2,442,145	5.81	34.42	182,759	31.91
$38.39 to $40.50	1,930,052	5.72	39.27	112,118	39.97
$41.28	111,491	4.98	41.28	—	—
	15,955,334		$19.67	5,892,257	$ 8.48

During fiscal 2007, the Company awarded 876,303 restricted stock units to its employees from the 2004 Equity Incentive Plan. The restricted stock units have an exercise price of $0.001 per share, which is equal to the par value of the Company's common stock, and vest over 4 years. The fair value of the restricted units is based on the Company's stock price on the date of grant, and compensation expense is recognized on a straight-line basis over the vesting period.

Restricted stock unit activity during fiscal 2007 is as follows:

	Restricted Stock Units Outstanding		
	Outstanding	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Balance as of January 31, 2006	—	$ —	
Granted	876,303	0.001	
Cancelled	(34,625)	0.001	
Balance as of January 31, 2007	841,678	$0.001	$36,890,000
Expected to vest			$33,665,000

As of January 31, 2007, none of the restricted stock units had vested.

Stock Awards to Non-Employees

During fiscal 2004, the Company granted stock awards of 100,000 shares to non-employees with 4 year vesting terms. Compensation expense is re-measured as the shares vest and is recorded over the vesting periods. Together with past stock awards to non-employees, such expenses amounted to $413,000, $279,000 and $167,000 for fiscal 2007, 2006 and 2005, respectively. Such expense was estimated using the Black-Scholes pricing model using similar assumptions as those for valuing stock option awards to employees.

Warrants for Common Stock

In August 2002, the Board of Directors authorized the issuance of four warrants, each to purchase 125,000 shares of common stock at $1.10 per share to the salesforce.com/foundation (the "Foundation"), which is a nonprofit related party. The Company's chairman is the chairman of the Foundation. He, one of the Company's officers and one of the Company's board members hold three of the Foundation's eight board seats. The warrants are exercisable for one-year terms beginning on August 1, 2003, August 1, 2004, August 1, 2005, and August 1, 2006, respectively. The warrants were issued as a charitable contribution to the Foundation. The warrants were fully vested on the date of grant without any performance obligations by the Foundation. Through January 31, 2007, the Foundation exercised 375,000 warrants and as of January 31, 2007, the warrants to purchase an aggregate of 125,000 shares of common stock remain outstanding.

Common Stock

The following shares of common stock are available for future issuance at January 31, 2007:

Options outstanding	15,955,334
Restricted stock units outstanding	841,678
Warrants outstanding	143,000
Stock available for future grant:	
1999 Stock Option Plan	923,955
2004 Equity Incentive Plan	3,126,121
2006 Inducement Equity Incentive Plan	149,350
2004 Employee Stock Purchase Plan	1,000,000
2004 Outside Directors Stock Plan	802,500
	22,941,938

During fiscal 2005, the Board of Directors authorized the issuance of 40,000 shares of common stock to two board members for board services. Of the 40,000 shares, 12,500 shares were distributed pursuant to the terms described in the 2004 Outside Directors Stock Plan. The expense associated with these share issuances was $646,000 and was expensed immediately at the time of the issuances.

During fiscal 2006, a board member received stock grants for a total of 20,000 shares of common stock for board services pursuant to the terms described in the 2004 Outside Directors Stock Plan. The expense associated with these share issuances was $389,000 and was expensed immediately at the time of the issuances.

During fiscal 2007, certain board members received stock grants for a total of 15,000 shares of common stock for board services pursuant to the terms described in the 2004 Outside Directors Stock Plan. The expense associated with these share issuances was expensed immediately at the time of the issuances.

9. Commitments and Contingencies

Letters of Credit

As of January 31, 2007, the Company had a total of $5.9 million in letters of credit outstanding substantially in favor of its landlords for office space in San Francisco, California, New York, Singapore and Australia. These letters of credit renew annually and mature at various dates through December 2015.

Leases

The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates.

As of January 31, 2007, the future minimum lease payments under noncancelable operating and capital leases are as follows (in thousands):

	Capital Leases	Operating Leases
Fiscal Period:		
Fiscal 2008	$179	$ 58,631
Fiscal 2009	6	48,763
Fiscal 2010	—	22,744
Fiscal 2011	—	18,181
Fiscal 2012	—	14,304
Thereafter	—	34,850
Total minimum lease payments	185	$197,473
Less: amount representing interest	(3)	
Present value of capital lease obligations	$182	

The terms of the lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on the straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Of the total operating lease commitment balance of $197.5 million, $136.7 million is related to facilities space. The remaining $60.8 million commitment is related computer equipment and other leases.

Our agreements for the facilities and certain services provide us with the option to renew. Our future contractual obligations would change if we exercised these options.

Rent expense for fiscal 2007, 2006 and 2005 was $16,782,000, $11,434,000 and $6,490,000, respectively.

In March 2005, the Company entered into an agreement with its primary landlord that released it from a portion of the future obligations associated with the remaining 4,000 square feet of San Francisco office space that was abandoned in December 2001 in exchange for an agreement to lease additional space elsewhere in the building at fair value. Accordingly, the Company recorded a $285,000 credit to reflect the reversal of a portion of the accrual that was directly related to the previously abandoned space.

The following table sets forth the lease abandonment activity:

Liability balance at January 31, 2004	$1,971,000
Charges utilized, net of subtenant income of $124,000	(440,000)
Liability balance at January 31, 2005	$1,531,000
Charges utilized, net of subtenant income of $96,000	(298,000)
Reversals	(285,000)
Liability balance at January 31, 2006	$ 948,000
Charges utilized, net of subtenant income of 202,000	(186,000)
Liability balance at January 31, 2007	$ 762,000

Legal Proceedings

On August 6, 2004, a shareholder derivative action was filed in the Superior Court of the State of California, San Francisco County, entitled Borrelli v. Benioff, et al., against the Company's Chief Executive Officer, its Chief Financial Officer and members of its Board of Directors alleging breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment under state common law. Subsequently, a substantially similar complaint was filed in the same court based on the same facts and allegations, entitled Johnson v. Benioff, et al. The two actions were consolidated under the caption Borrelli v. Benioff, Case No. CGC-04-433615 (Cal. Super. Ct., S.F. Cty.). On October 5, 2004, plaintiffs filed a consolidated complaint, and assert that the defendants breached their fiduciary duties by making, or failing to prevent salesforce.com, inc. and its management from making, statements or omissions that potentially subject the Company to liability and injury to its reputation. The action seeks damages on behalf of salesforce.com in an unspecified amount, among other forms of legal and equitable relief. Salesforce.com is named solely as a nominal defendant against which no recovery is sought. The plaintiff shareholders made no demand upon the Board of Directors prior to filing these actions. On June 15, 2006, defendants filed a demurrer to the consolidated complaint on the grounds that plaintiffs lack standing to pursue the action because of their failure to make demand upon the Board of Directors. The Court overruled defendants' demurrer. On October 3, 2006, defendants petitioned the California Court of Appeal for review of the trial court's decision to overrule the demurrer. The Court of Appeal denied the petition on October 12, 2006. Defendants filed a petition for review of that decision with the California Supreme Court on October 23, 2006, but the petition for review was denied on January 3, 2007. On December 22, 2006, the trial Court ordered that the lawsuit be bifurcated into two phases. The first phase is a bench trial to decide the legal issues of (a) whether a duty to disclose internal forecasts in an IPO registration statement exists in law, (b) if so, under what circumstances this duty exists, and (c) which party bears the burden of proof with respect to the foregoing two issues. The second phase will address the remaining issues, if any. Accordingly, pursuant to the Court's order, on January 19, 2007 the parties simultaneously filed briefs on the three legal issues listed above. Simultaneous reply briefs are due on February 23, 2007, and the Court will hear oral argument on March 27, 2007. The Court ordered that all discovery be stayed unless and until the Court orders otherwise. To date, no discovery has occurred in this case. It is not possible for the Company to quantify the extent of potential liability to the individual defendants, if any. Management does not believe that the lawsuits have any merit and intends to defend the actions vigorously.

Additionally, the Company is involved in various legal proceedings arising from the normal course of business activities. In management's opinion, resolution of these matters is not expected to have a material adverse impact on the Company's consolidated results of operations, cash flows or its financial position. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect the Company's future results of operations, cash flows or financial position in a particular period.

10. Employee Benefit Plan

The Company has a 401(k) plan covering all eligible employees. Since January 1, 2006, the Company has been contributing to the plan. The total contributions during fiscal 2007 and the last month of fiscal 2006 were $2,919,000 and $318,000, respectively.

11. Related-Party Transactions

In January 1999, the salesforce.com/foundation, commonly referred to as the Foundation, a non-profit public charity, was chartered to build philanthropic programs that are particularly focused on youth and technology. The Company's chairman is the chairman of the Foundation. He, one of the Company's officers and one of the Company's board members hold three of the Foundation's eight board seats. The Company is not the primary beneficiary of the Foundation's activities, and accordingly, the Company does not consolidate the Foundation's statement of activities with its financial results.

Since the Foundation's inception, the Company has provided at no charge certain resources to Foundation employees such as office space. The value of these items totals approximately $35,000 per quarter.

In addition to the resource sharing with the Foundation, the Company issued the Foundation warrants in August 2002 to purchase 500,000 shares of common stock. Through January 31, 2007, the Foundation has exercised 375,000 of these warrants. Additionally, the Company has donated subscriptions to the Company's service to other qualified non-profit organizations. The fair value of these donated subscriptions is in excess of $1.0 million per month. The Company plans to continue providing free subscriptions to qualified non-profit organizations.

12. Selected Quarterly Financial Data (Unaudited)

Selected summarized quarterly financial information for fiscal 2007 and 2006 is as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
		(in thousands, except per share data)			
Fiscal 2007					
Revenues	$104,686	$118,137	$130,053	$144,222	$497,098
Gross profit	80,126	89,006	98,693	110,383	378,208
Loss from operations	(120)	(1,279)	(123)	(2,076)	(3,598)
Net income (loss) (1)	(229)	(145)	339	516	481
Basic net income (loss) per share (1)	0.00	0.00	0.00	0.00	0.00
Diluted net income (loss) per share (1)	0.00	0.00	0.00	0.00	0.00
Fiscal 2006					
Revenues	$ 64,177	$ 71,943	$ 82,673	$ 91,064	$309,857
Gross profit	52,212	55,706	63,089	69,724	240,731
Lease recovery	285	—	—	—	285
Income from operations	4,270	4,193	6,387	5,252	20,102
Net income (2)	4,380	5,040	13,097	5,957	28,474
Basic net income per share (2)	0.04	0.05	0.12	0.05	0.27
Diluted net income per share (2)	0.04	0.04	0.11	0.05	0.24

(1) Effective February 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, using the modified prospective transition method and therefore has not restated results for prior periods.

(2) Net income during the third quarter of fiscal 2006 included a $6.8 million income tax benefit associated with the reversal of the Company's deferred tax valuation allowance.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in periodic SEC reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2007 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of January 31, 2007. We reviewed the results of management's assessment with our Audit Committee.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K.

(c) Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE MATTERS

The information concerning our directors, compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and our code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer required by this Item are incorporated herein by reference to information contained in the sections of the Proxy Statement entitled "Election of Directors" and "Section 16(a)—Beneficial Ownership Reporting Compliance."

The information concerning our executive officers required by this Item is incorporated by reference herein to the section of this Report in Part I, entitled "Executive Officers of the Registrant."

We have adopted a Code of Conduct that applies to all employees, including our principal executive officer, Marc Benioff, principal financial and accounting officer, Steve Cakebread, and all other executive officers. The Code of Conduct is available on our Web site at *http://www.salesforce.com/company/corporate-governance.jsp*. A copy may also be obtained without charge by contacting Investor Relations, salesforce.com, inc., The Landmark @ One Market, Suite 300, San Francisco, California 94105 or by calling (415) 901-7000.

We plan to post on our Web site at the address described above any future amendments or waivers of our Code of Conduct.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the sections of the Proxy Statement entitled "Compensation Discussion and Analysis," "Committee Reports," "Election of Directors" and "Executive Compensation and Other Matters."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the sections of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the section of the Proxy Statement entitled "Election of Directors" and "Employment Contracts and Certain Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the section of the Proxy Statement entitled "Ratification of Appointment of Independent Auditors."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Report:

1. *Financial Statements*: The information concerning our financial statements, and Report of Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Report in Item 8, entitled "Consolidated Financial Statements and Supplementary Data."

2. *Financial Statement Schedules*: Schedule II Valuation and Qualifying Accounts is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

The Financial Statement Schedules not listed have been omitted because they are not applicable or are not required or the information required to be set forth herein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: See "Index to Exhibits."

(b) *Exhibits.* The exhibits listed below in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(c) *Financial Statement Schedules.*

salesforce.com, inc.

Schedule II Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions	Deductions Write-offs	Balance at End of Year
Fiscal year ended January 31, 2007				
Allowance for doubtful accounts	$1,296,000	$1,645,000	$1,718,000	$1,223,000
Fiscal year ended January 31, 2006				
Allowance for doubtful accounts	$ 611,000	$1,498,000	$ 813,000	$1,296,000
Fiscal year ended January 31, 2005				
Allowance for doubtful accounts	$ 349,000	$1,110,000	$ 848,000	$ 611,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 9, 2007

salesforce.com, inc.

/s/ STEVE CAKEBREAD

Steve Cakebread
Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Marc Benioff, Steve Cakebread and David Schellhase, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this annual report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MARC BENIOFF **Marc Benioff**	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 9, 2007
/s/ STEVE CAKEBREAD **Steve Cakebread**	Chief Financial Officer (Principal Financial & Accounting Officer)	March 9, 2007
/s/ CRAIG CONWAY **Craig Conway**	Director	March 9, 2007
/s/ ALAN HASSENFELD **Alan Hassenfeld**	Director	March 9, 2007
/s/ CRAIG RAMSEY **Craig Ramsey**	Director	March 9, 2007
/s/ SANFORD R. ROBERTSON **Sanford R. Robertson**	Director	March 9, 2007
Stratton Sclavos	Director	March 9, 2007
/s/ LARRY TOMLINSON **Larry Tomlinson**	Director	March 9, 2007
/s/ MAYNARD WEBB **Maynard Webb**	Director	March 9, 2007
/s/ SHIRLEY YOUNG **Shirley Young**	Director	March 9, 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

Index to Exhibits

Exhibit 3.1 (1)	Restated Certificate of Incorporation of salesforce.com, inc.
Exhibit 3.2 (1)	Amended and Restated Bylaws of salesforce.com, inc.
Exhibit 4.1 (1)	Specimen Common Stock Certificate
Exhibit 10.1* (1)	Form of Indemnification Agreement between salesforce.com, inc and its officers and directors
Exhibit 10.2* (2)	1999 Stock Option Plan, as amended
Exhibit 10.3* (3)	2004 Equity Incentive Plan, as amended
Exhibit 10.4* (1)	2004 Employee Stock Purchase Plan
Exhibit 10.5* (2)	2004 Outside Directors Stock Plan, as amended
Exhibit 10.6 (4)	2006 Inducement Equity Incentive Plan
Exhibit 10.7** (2)	Master Service Agreement dated May 17, 2005 between salesforce.com, inc. and Equinix, Inc.
Exhibit 10.8 (5)	Warrant to purchase shares of Series C Preferred Stock
Exhibit 10.9 (5)	Warrant to purchase shares of Series D Preferred Stock
Exhibit 10.10 (5)	Resource Sharing Agreement dated as of March 3, 2003 between salesforce.com, inc. and salesforce.com/foundation
Exhibit 10.11 (5)	Joint Venture Agreement dated as of December 7, 2000 among salesforce.com, inc., SunBridge, Inc. and Kabushiki Kaisha salesforce.com
Exhibit 10.12 (5)	License Agreement dated as of January 19, 2001 by and between salesforce.com, inc. and Kabushiki Kaisha salesforce.com
Exhibit 10.13 (5)	Consulting Services Agreement dated as of January 19, 2001 by and between salesforce.com, inc. and Kabushiki Kaisha salesforce.com
Exhibit 10.14*	Form of Offer Letter and schedule of omitted details thereto
Exhibit 10.15*	Form of Change of Control and Retention Agreement as entered into with Steve Cakebread, John Freeland, Parker Harris, George Hu, Kenneth Juster, Jim Steele and Frank van Veenendaal
Exhibit 10.16*	Form of Change of Control and Retention Agreement as entered into with William Dewes and David Schellhase
Exhibit 10.17* (6)	Severance and Confidentiality Agreement and General and Special Release by and between salesforce.com and Patricia Sueltz dated May 17, 2005
Exhibit 10.18* (7)	Offer Letter between salesforce.com, inc. and John Freeland executed as of September 21, 2005
Exhibit 21.1	List of Subsidiaries
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 24.1	Power of Attorney. (See page 87)
Exhibit 31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) or 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) or 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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* Denotes a management contract or compensatory plan or arrangement.

** Confidential treatment has been requested for a portion of this exhibit.

(1) Incorporated by reference from the Company's registration statement on Form S-1 (No. 333-111289), Amendment No. 3, as filed with the Securities and Exchange Commission on April 20, 2004.

(2) Incorporated by reference from the Company's Form 10-K for the annual period ended January 31, 2006 as filed with the Securities and Exchange Commission on March 15, 2006.

(3) Incorporated by reference from the Company's Form 10-Q for the quarterly period ended July 31, 2006 as filed with the Securities and Exchange Commission on August 18, 2006.

(4) Incorporated by reference from the Company's Form 10-Q for the quarterly period ended April 30, 2006 as filed with the Securities and Exchange Commission on May 19, 2006.

(5) Incorporated by reference from the Company's initial registration statement filing on Form S-1 (No. 333-111289) as filed with the Securities and Exchange Commission on December 18, 2003.

(6) Incorporated by reference from the Company's Form 8-K as filed with the Securities and Exchange Commission on May 19, 2005.

(7) Incorporated by reference from the Company's Form 8-K as filed with the Securities and Exchange Commission on September 27, 2005.

Corporate Headquarters

salesforce.com
The Landmark @ One Market Street
Suite 300
San Francisco, CA 94105
United States of America
1-800-NO-SOFTWARE
www.salesforce.com

Board of Directors

Marc Benioff
Chairman and Chief Executive Officer

Craig Conway
Former Chief Executive Officer, PeopleSoft

Alan Hassenfeld
Chairman, Hasbro, Inc.

Craig Ramsey
Former Chief Executive Officer, Pay By Touch

Sanford Robertson
Principal, Francisco Partners

Stratton Sclavos
Chairman and Chief Executive Officer, VeriSign, Inc.

Larry Tomlinson
Former Senior Vice President, Treasurer, Hewlett-Packard

Maynard Webb
Chief Executive Officer, LiveOps, Inc.

Shirley Young
President, Shirley Young Associates, LLC

Executive Management

Marc Benioff
Chairman and Chief Executive Officer

Steve Cakebread
Chief Financial Officer

John Freeland
President, Worldwide Operations

Parker Harris
Executive Vice President, Technology

George Hu
Chief Marketing Officer

Kenneth I. Juster
Executive Vice President, Law, Policy, and Corporate Strategy

Jim Steele
President, Worldwide Sales and Distribution

Frank van Veenendaal
President, Worldwide Corporate Sales and Services

Investor Relations

Investor@salesforce.com
415-536-6250

Stock Listing

Salesforce.com is listed on the New York Stock Exchange under the symbol "CRM."

Note on Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws. Please refer to page 1 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2007 for a fuller description of such forward-looking statements.

designed by curran & connors, inc. / www.curran-connors.com

The cover and promotional sections of this annual report are printed on 10% post-consumer fiber.



salesforce.com
The Landmark @ One Market Street
Suite 300
San Francisco, CA 94105
p. 415-901-7000
www.salesforce.com

END